THORATEC CORPORATION

ANNUAL REPORT 2003



THORATEC
CORPORATION

THORATEC CORPORATION IS ENGAGED IN THE RESEARCH, DEVELOPMENT AND COMMERCIALIZATION OF LIFE SUPPORTING MEDICAL DEVICES FOCUSED ON CIRCULATORY SUPPORT, VASCULAR GRAFTS AND DIAGNOSTIC TESTING. WE UTILIZE OUR PROPRIETARY TECHNOLOGY AND EXPERTISE TO HELP THE CARDIAC SURGEON DRAMATICALLY IMPROVE THE LIVES AND OUTCOMES OF THOSE SUFFERING FROM CARDIOVASCULAR DISEASE.

With Destination Therapy approval, Thoratec stands alone among heart assist device companies. We are now seeing the beginning of a brighter future for patients, clinicians and our company.




We extend and improve the
quality of people's lives.



Patient Profile
"I wouldn't be alive today without it."
Jim Kapsner, Minnesota. Three years after HeartMate Destination Therapy.

Destination Therapy provides new hope for those patients suffering from end-stage heart failure who are not eligible for heart transplantation because of their age or other medical conditions. These patients have gone through other treatment regimens and have not experienced relief from this progressive disease.

In many cases, the slightest level of activity exhausts them, and they are often bedridden or endure long stays in the hospital. It is estimated that 100,000 people fall into this category in the U.S. each year, a number that is likely to grow as new devices and treatment procedures result in higher survival rates during earlier stages of heart failure.

Thoratec is the only company to receive FDA approval for Destination Therapy, based on data from the landmark REMATCH trial, a seven-year study that compared patients supported by the HeartMate with those being treated with drug therapy. The study data demonstrated improved survival rates and quality of life for patients supported by the device. In fact, the most recent data indicates a two-year survival rate of nearly 43 percent for patients implanted with a device in the latter stages of the trial. This compares with six percent for those in the control group.

Many Destination Therapy patients who have been implanted with our device have resumed aspects of a normal lifestyle—including recreational activities such as fishing and golf—and in some cases have returned to work.

The latest advancement in ventricular assist devices for long-term support of heart failure patients.



HeartMate XVE LVAS

As the first device approved for Destination Therapy, Thoratec's HeartMate represents a major breakthrough and exemplifies the Company's technology leadership in the treatment of end-stage heart failure patients.

The HeartMate has demonstrated its value as effective assist device therapy for nearly a decade. In addition, the HeartMate is the only assist device that does not require systemic anticoagulation. This is an enormous advantage for these patients, who will be supported for years and may be inclined to experience bleeding problems as a result of their condition.

We do not anticipate FDA approval of competitive devices for Destination Therapy for at least several years. Yet, we have continued to make device enhancements that will keep us ahead of the competition when it does arrive in the market.

Now approved for Destination Therapy, the HeartMate XVE represents a major advance in the technology, and recent data has demonstrated the positive impact of the XVE in the elimination or dramatic reduction of serious, adverse events.

Subsequent to its approval for Destination Therapy, we have continued to implement improvements to the XVE, including a new inflow valve conduit, a major step forward in the evolution of the device that we believe will extend device life. Future areas of focus will include improvements to the device's bearings to enhance the durability of the pump. We are also engineering changes to the device's peripherals to enhance battery life and overall performance.


232
Our technology gives us a
strong lead over the competition.


We are partnering
with clinicians
to improve patient outcomes.



"We must move to the task of educating physicians on the front line. Heart Hope provides a partnership that leading institutions desperately need to educate America about the promise of VADs."

MEHMET OZ, MD, FACS,
PROFESSOR OF SURGERY
COLUMBIA UNIVERSITY COLLEGE
OF PHYSICIANS & SURGEONS

www.hearthope.com

We expect that Destination Therapy adoption will develop over time, and even if we are able to treat only a small percentage of the potential patient population, it could represent an annual market approaching $1 billion, if not more.

We believe the barriers to entry for Destination Therapy are significant and that no other company has our depth of experience and resources in developing this kind of market opportunity. Our ability to capture an overwhelming market leadership position in the heart assist device arena is predicated on an experienced team of clinical consultants that works with cardiologists, surgeons and hospitals, as well as sales and marketing professionals who build and manage our customer relationships. Finally, we have the infrastructure and financial and management resources to sustain our efforts and realize our objectives.

Our efforts to foster the growth of Destination Therapy, yet ensure that it develops in an orderly and responsible manner, revolve around the Company's Heart Hope initiative. Heart Hope is a collaboration between Thoratec and leading heart centers committed to advancing clinical, educational and economical outcomes associated with the treatment of end-stage heart failure. The initial response to this program has been highly positive and, in fact, within the first several weeks of its introduction, over a dozen centers had agreed to become Heart Hope Centers.

A key element of the initiative is a multi-disciplinary advisory board to develop advanced practice guidelines to improve clinical outcomes and reduce costs. In addition, Heart Hope includes business support, physician referral and patient education tools for centers.


We have a strong foundation
from which to extend our leadership position.


Thoratec VAD


Thoratec IVAD


HeartMate II


HeartMate III

Our technology for the treatment of heart failure remains unmatched in the marketplace—nearly 8,000 of our devices have been implanted, four times that of any other device company. At the same time, no other company can match our broad product line or proven track record in getting devices approved and into the market.

Our pioneering efforts include the Thoratec VAD, the first biventricular support device approved for bridge-to-transplantation, and the HeartMate, the first assist device approved for Destination Therapy. But being first is not the ultimate goal—being the best is. With a research and development team that possesses more than 400 cumulative years of heart assist device experience, we are making significant progress on our strategy to bring to market devices that are smaller, offer increased reliability and provide longer-term support.

Our European approval and FDA filing for U.S. approval for the Thoratec Implantable VAD (IVAD) reflected a very successful clinical trial involving approximately nine years of cumulative patient experience.

We also received home discharge approval in the U.S. for the TLC-II Portable VAD Driver during the year. It provides patients improved quality of life and can lessen the cost of their care by enabling them to recover at home.

The Company's HeartMate II represents a quantum leap in technology as a small, rotary flow device that is designed to support patients for 5-7 years. Initial results from our current safety and efficacy trial have been encouraging.

We also made measurable strides in the development of the HeartMate III, a centrifugal flow pump that features a magnetically levitated bearingless system designed to provide support in excess of 10 years.



HEMOCHRON Whole Blood Coagulation Systems



ProTime Microcoagulation System



IRMA TRUpoint Blood Analysis System


Hgb Pro

Hgb Pro Hemoglobin Testing System

The Company's International Technidyne Corporation (ITC) subsidiary, which supplies point-of-care coagulation, blood gas, electrolyte and chemistry test systems, as well as skin incision products, continues to achieve record sales growth while providing Thoratec a broader product line to address the cardiovascular marketplace.

The outlook for continued growth at ITC is promising as we look for additional contributions from its new offerings, including the IRMA TRUpoint product line acquired during the year. The addition of IRMA TRUpoint to ITC's hospital point-of-care product line gives ITC the most complete line of coagulation and critical care testing for bedside point-of-care applications.

ITC's ProTime System, which measures prothrombin time to monitor warfarin therapy, made strong headway in the professional market and is starting to gain traction in the self-testing market, which is now eligible for Medicare reimbursement.

HEMOCHRON Signature systems are used for point-of-care coagulation testing, and are gaining increased market penetration throughout the hospital and pharmaceutical clinical trial markets.

Sales from ITC's new product offerings were encouraging. The Hgb Pro, an alternate site testing instrument for measuring hemoglobin in the blood system, has benefited from a joint marketing program with a major pharmaceutical company and the support of the industry's leading distributors. The Response RxDx, which measures heparin and protamine dosing requirements during cardiac bypass surgery, gained market share.

Future products from ITC will combine traditional ITC HEMOCHRON and IRMA TRUpoint technology. Other product offerings anticipated during the year include a new IRMA TRUpoint cartridge for creatine testing and an advanced HEMOCHRON Signature system with increased functionality.


Product diversification adds value.



D. KEITH GROSSMAN
President and Chief Executive Officer

TO OUR SHAREHOLDERS

We entered 2003 facing both the promise and challenges that came with FDA approval of Thoratec's HeartMate XVE for Destination Therapy. This approval enabled us to pioneer this significant market opportunity and address some portion of the estimated 100,000 patients each year who suffer from end-stage heart failure and are not eligible for heart transplantation. At the same time, the approval also created the need for us to execute on a strategy that would lay the foundation for success in this market.

Our most critical challenge was achieving reimbursement from Medicare as well as private payers. In addition, we needed to begin laying a foundation of plans and programs that would lead to improved patient outcomes, reduced costs and adoption of the procedure by leading heart centers. I am pleased to report that we realized major strides in all of these efforts intended to capitalize on the Destination Therapy opportunity.

We also remained centered on our ongoing business efforts, and the growth of the Company during the year reflects our continuing market leadership. Revenues increased 15 percent as we benefited from ongoing growth in bridge-to-transplantation, as well at our International Technidyne Corporation (ITC) subsidiary. We were able to record these results and meet our financial guidance for the year, despite minimal contributions from Destination Therapy as Medicare reimbursement approval did not occur until the end of 2003.

Gaining Reimbursement

While the National Coverage Decision for Destination Therapy from the Centers for Medicare & Medicaid Services (CMS) came later than we had originally hoped, the other CMS initiatives that accompanied this Coverage Decision were highly encouraging.

"Given that the majority of Destination Therapy patients will be covered by Medicare, the National Coverage Decision was critical to the development of the market."

The most important of these was the 30 percent increase in the base payment level under the reimbursement code covering Destination Therapy, DRG 525. In addition, the criteria for reimbursement qualification resulted in more than 60 centers being certified initially by Medicare for Destination Therapy. These centers have accounted for the vast majority of all VAD procedures done in the U.S.

Finally, CMS made the effective date for reimbursement retroactive to October 1 of 2003. Given the required center-by-center certification process, this had little impact on Destination Therapy activity during the balance of the year. However, we believe it sent a very encouraging message about CMS' belief in our technology and the need to serve these patients who have no other treatment alternatives.

Given that the majority of Destination Therapy patients will be covered by Medicare, the National Coverage Decision was critical to the development of the market. We have also been successful in securing coverage from private payers, including nearly half of the nation's local Blue Cross/Blue Shield plans, Aetna, PacifiCare and others.

We continue to work with our clinicians and CMS to obtain future reimbursement that is commensurate with the actual cost of the procedure. However, it is important to remember that under Medicare guidelines, many centers will receive reimbursement significantly beyond the base rate, based on their location and other factors.

"Through device enhancements and improved implant procedures, we believe we are seeing progress in reducing the cost of the procedure by lowering the incidence of adverse events and improving patient outcomes."

At the same time, through device enhancements and improved implant procedures, we believe we are seeing progress in reducing the cost of the procedure by lowering the incidence of adverse events and improving patient outcomes. Contributing to these improving patient outcomes are the many lessons learned from the REMATCH trial regarding patient selection and management. Additionally, the HeartMate XVE—an enhanced version of the HeartMate LVAS that incorporates a number of improvements based on the REMATCH trial—was approved for Destination Therapy during the year. We have already seen marked improvements in the patient experience through the use of the XVE.

To complement the device improvements we have made and those planned for the future, we have also implemented training initiatives to ensure that surgeons are able to employ best practices that are improving patient outcomes and reducing costs. These market education efforts will be an important element of Thoratec's Heart Hope program, which is designed to create a solid infrastructure for the development and orderly rollout of the Destination Therapy market.

Progress on Many Fronts

While we have focused a great deal of attention and corporate resources on the Destination Therapy opportunity, we have not lessened our emphasis on the Company's other product development programs and business activities.

Key milestones included receiving approval to market the Thoratec IVAD (Implantable Ventricular Assist Device) in Europe and concluding a highly successful clinical trial for the device in the U.S. We filed for

"While we have focused a great deal of attention and corporate resources on the Destination Therapy opportunity, we have not lessened our emphasis on the Company's other product development programs and business activities."

FDA approval in early 2004 and hope to begin marketing the IVAD in the U.S. later this year. With its approval, we will have four approved ventricular assist devices in the U.S., significantly more than our competitors.

Another important achievement was FDA approval for home discharge for the Thoratec TLC-II Portable VAD Driver, a lightweight device used to power the Thoratec VAD System. Patients supported by the Thoratec VAD, and later this year the IVAD, may leave the hospital to recover at home, providing a higher quality of life and reducing the cost of care.

Late in the year, we launched the U.S. trial for the HeartMate II, our next generation design intended for long-term cardiac support for patients who are in end-stage heart failure. It is the Company's first axial flow device to enter human trials in the U.S. As of early 2004, we had enrolled several patients in the U.S. trial—with highly encouraging results—and also initiated enrollment in our European trial for the device. We also made progress in our development program for the Company's HeartMate III, our third generation device designed to provide long-term support, potentially more than ten years. We are completing product design activities and plan to have the device in clinical trials in 2005.

ITC, our point-of-care diagnostics business, continues to perform beyond our expectations. For the second consecutive year, ITC recorded annual revenue growth in the range of 15 percent. ITC's ProTime Microcoagulation System and HEMOCHRON Signature Plus products gained share in their respective markets, and two new products—the Hgb Pro and HEMOCHRON Response RxDx—received solid market acceptance in their inaugural year.

"The success of existing products, combined with the integration of IRMA TRUpoint and planned new product introductions, portends a continued positive outlook for ITC."

ITC's product lines complement our VAD offerings and enhance our presence in the cardiac surgery market, and we have continued to invest in its growth. As part of this strategy, we purchased the IRMA TRUpoint blood analysis system product line.

The IRMA TRUpoint system provides intermittent testing of a broad range of critical care tests, including blood gases in the operating room or at the patient's bedside. We have started to realize tremendous synergies in sales and marketing, as well as new product development. The success of its existing products, combined with the integration of IRMA TRUpoint and planned new product introductions, portends a continued positive outlook for ITC.

We continued to gain market share with our *Vectra* VAG (Vascular Access Graft), which provides access to the bloodstream for patients undergoing hemodialysis. The *Vectra* is among the leading devices in its sector, and our marketing partner has been able to command premium pricing.

As we announced in early 2004, we have decided to discontinue development work on the Aria CABG (coronary artery bypass graft) device, based on the ongoing and significant challenges we faced in its clinical development and the compelling opportunities available in the assist device arena. Since we viewed the device as a long-term market opportunity at best, this decision has had no impact on our near-term revenue outlook.

Thoratec ended the year in an excellent financial position, as cash and investments increased by more than 35 percent to $103 million, and we have continued to enhance the breadth and depth of our management

"Destination Therapy and the tremendous progress we are making on the development of next generation devices present a significant opportunity for Thoratec."

team. We are well positioned to further our standing as an advanced medical technology company through internal resources as well as potential partnerships, joint ventures and acquisitions.

A Bright Future

Destination Therapy represents a market of vast potential for Thoratec. We are uniquely positioned to capitalize on this market, which is not only sizeable, but one that we expect to have to ourselves for the foreseeable future. We have the tools necessary to build both a strong franchise as it develops and to maintain a formidable position when Destination Therapy competition does appear ultimately later this decade.

However, we also recognize that this is a market that will develop over time and will be dependent on the development of ever improving devices, better patient outcomes and a more favorable reimbursement environment. As has been true in the past, our ability to execute and deliver will be paramount, and we hope that shareholders will embrace our long-term view of this opportunity.

Destination Therapy and the tremendous progress we are making on the development of next generation devices present a significant opportunity for Thoratec. All of us at the Company look forward to reporting on our future progress in the months and years ahead.

D. Keith Grossman *President and Chief Executive Officer*

PRODUCT PIPELINE

The markets we are pursuing now—and will address in the future—with our diverse product line are sizeable. They range potentially from hundreds of millions of dollars, up to $6 billion for Destination Therapy.

CURRENT INDICATIONS	PRODUCT	PRODUCT ATTRIBUTES
DESTINATION THERAPY / DT	HeartMate XVE	Permanent Support
BRIDGE TO TRANSPLANTATION / BTT	HeartMate XVE Thoratec VAD Thoratec IVAD*	Long-Term Support Short-to Long-Term, Mobile BiVAD Only Implantable BiVAD
POST-CARDIOTOMY RECOVERY / PC	Thoratec VAD	Short-Term Support, Mobile BiVAD
HOME DISCHARGE	HeartMate XVE Thoratec VAD Thoratec IVAD*	Long-Term Support Short-to Long-Term, Mobile BiVAD Only Implantable BiVAD
VASCULAR GRAFTS	*Vectra* VAG	Early Access for Hemodialysis
HOSPITAL POINT-OF-CARE COAGULATION SYSTEMS	HEMOCHRON HEMOCHRON Jr.	Bedside Coagulation Testing Microcoagulation System
HOSPITAL POINT-OF-CARE BLOOD ANALYSIS SYSTEM	IRMA TRUpoint	Portable Bedside Blood Gas, Electrolyte and Chemistry Testing
PROFESSIONAL AND HOME TESTING PROTHROMBIN TIME	ProTime	Office, Clinic or Home Use
SINGLE-USE SKIN INCISION DEVICES	tenderfoot Tenderlett Surgicutt	Heel-Stick Incision Device Finger-Stick Incision Device Bleeding Measurement

FUTURE INDICATIONS	PRODUCT	PRODUCT ATTRIBUTES	STATUS
DESTINATION THERAPY / DT	HeartMate II HeartMate III	Miniature Axial-Flow VAD Bearingless Design for Longer Life	Clinical Trial In Development
BRIDGE TO TRANSPLANTATION / BTT	HeartMate II HeartMate III Thoratec IVAD	Miniature Axial-Flow VAD Bearingless Design for Longer Life Only Implantable BiVAD	Clinical Trial In Development Clinical Trial
THERAPEUTIC RECOVERY / BTR	Thoratec VAD Thoratec IVAD HeartMate II HeartMate III	Short-to Long-Term, Mobile BiVAD Only Implantable BiVAD Miniature Axial-Flow VAD Bearingless Design for Longer Life	Undergoing FDA Review Clinical Trial Clinical Trial In Development
HOME DISCHARGE	Thoratec IVAD HeartMate II HeartMate III	Only Implantable BiVAD Miniature Axial-Flow VAD Bearingless Design for Longer Life	Clinical Trial Clinical Trial In Development

*Investigational use only in U.S. Received European Union CE MARK.

FINANCIAL STATEMENTS

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data presented below for the five fiscal years ended January 3, 2004 is derived from audited financial statements. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes thereto appearing elsewhere in this Annual Report, the consolidated financial statements of TCA filed with the SEC on Form 8-K/A on March 30, 2001 and on Form 10-K on March 17, 2000 and March 12, 1999. Certain reclassifications have been made to the financial statements previously filed with the SEC to conform to current practice.

The Merger of Thoratec with TCA was completed on February 14, 2001. We issued new shares of our common stock to the shareholders of TCA in exchange for all the outstanding common stock of TCA at an exchange ratio of 0.835 shares of Thoratec stock for each share of TCA. The Merger was accounted for as a reverse acquisition because former shareholders of TCA owned a majority of our outstanding stock subsequent to the Merger. For accounting purposes, TCA is deemed to have acquired Thoratec and therefore for fiscal years 1999 and 2000 all financial information presented herein represents the results of operations of TCA. Our 2001 consolidated financial information presented herein includes the financial results of TCA for the full fiscal year and Thoratec's financial results for the post-merger period from February 14, 2001 through December 29, 2001. The weighted average number of common shares previously reported by TCA has been adjusted for all periods presented to reflect the exchange ratio of 0.835 to 1.

Our fiscal year ends on the Saturday closest to December 31. Accordingly, our fiscal year will periodically contain more or less than 365 days. For example, 1999 ended on December 31, 1999, 2000 ended on December 30, 2000, 2001 ended on December 29, 2001, 2002 ended December 28, 2002 and 2003 ended January 3, 2004.

			Fiscal Year		
	2003	2002	2001	2000[(a)]	1999[(a)]
			(In thousands, except per share data)		
STATEMENT OF OPERATIONS					
Product sales	$149,916	$130,844	$113,384	$ 83,396	$ 78,611
Gross profit	88,748	75,720	60,544	48,566	45,285
Amortization of goodwill and purchased intangible assets	12,333	12,384	15,674	—	—
In-process research and development	220	—	76,858	—	—
Impairment of intangible asset	8,987	—	—	—	—
Legal settlement, merger, restructuring and other costs	2,132	1,409	7,134	1,831	—
Net income (loss)	(2,182)	511	(87,866)	7,524	9,584
Basic and diluted earnings (loss) per share	$ (0.04)	$ 0.01	$ (1.68)	$ 0.23	$ 0.30
BALANCE SHEET DATA					
Cash and cash equivalents	$ 62,020	$ 42,044	$ 91,726	$ 30,236	$ 418
Working capital	116,430	107,972	135,924	149,207	115,471
Total assets	476,131	468,432	530,241	176,685	169,928
Subordinated convertible debentures	—	—	54,838	54,838	58,011
Long-term deferred tax liability and other	67,123	75,454	81,020	—	—
Total shareholders' equity	$386,236	$374,340	$373,343	$105,869	$ 96,940

(a) Our financial statements for 1999 and 2000 were audited by Arthur Andersen LLP, who have ceased operations.

The statements in "Management's Discussion and Analysis of Financial Condition and Results of Operations" that relate to future plans, events or performance are forward-looking statements which involve risks and uncertainties. These factors, and others, are discussed more fully below and in our filings with the SEC. Actual results, events or performance may differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those set forth in our Form 10-K for the fiscal year ended January 3, 2004. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report. We undertake no obligation to publicly release the result of any revisions to these forward-looking statements that may be needed to reflect events or circumstances after the date of this Annual Report or to reflect the occurrence of unanticipated events.

OVERVIEW

We are a leading manufacturer of circulatory support products for use by patients with congestive heart failure, or CHF. According to the American Heart Association, 4.9 million patients in the United States suffer from CHF and an additional 550,000 patients are diagnosed with this disease annually. We were the first company to receive approval from the United States Food and Drug Administration, or FDA, to commercially market a ventricular assist device, or VAD, to treat patients with late-stage heart failure, which comprises approximately 5% to 10% of the CHF patient population. Our VADs are used primarily by these CHF patients to perform some or all of the pumping function of the heart and we currently offer the widest range of products to serve this market. We believe that our long-standing reputation for quality and innovation and our excellent relationships with leading cardiovascular surgeons worldwide position us to capture growth opportunities in the expanding congestive heart failure market. Through our ITC subsidiary, we design, develop, manufacture and market point-of-care diagnostic test systems that provide fast, accurate blood test results to improve patient management, reduce healthcare costs and improve patient outcomes.

OUR BUSINESS MODEL

The two product lines that represent the majority of our revenues are Ventricular Assist Devices (VAD) and point-of-care diagnostic test systems and services. Historical revenue mix has been as follows:

	2001	2002	2003
VAD pumps including associated products and services	61%	62%	60%
Point-of-care diagnostic test systems	37%	35%	37%
Grafts/Other	2%	3%	3%
Net Revenues	100%	100%	100%

VENTRICULAR ASSIST DEVICES

The VAD is a mechanical device to assist a failing heart pump blood, both as a temporary measure until a failing heart recovers or is replaced in a heart transplant (Bridge to Transplants—BTT), and as a permanent implant to supplement the efforts of the heart to pump blood (Destination Therapy—DT). We derive our VAD revenue from two different VAD products as follows:

- The HeartMate VAD was acquired in our 2001 merger with Thermo Cardio Systems division of Thermo Electron. This VAD is made of titanium, contains an electrically powered pump, provides a safe interface with blood through a sintering process applied to the titanium, and has an average selling price that is typically approximately $65,000 per unit. The HeartMate VAD is only approved to assist the left ventricle, and is implanted inside the body cavity. It is currently approved for use in BTT and DT.
- The Thoratec VAD is made of polymers, is powered pneumatically, provides a safe interface with blood through our proprietary Thoralon coating, and has an average selling price that is approximately $35,000. The Thoratec VAD is approved to assist the left and the right ventricle, and is worn outside the body cavity. It is currently approved for use in BTT.

VAD revenue historically has been split approximately equally between the HeartMate and the Thoratec VAD, while unit sales volume has historically been weighted around 2:1 in favor of the Thoratec VAD. As DT becomes a more significant element of our business, we expect unit shipments and revenue for the HeartMate VAD to grow to exceed that of the Thoratec VAD.

The market, competition and barriers to entry We estimate we have in excess of 90% of the VAD market domestically and more than 50% internationally. Domestic revenue growth will come from expanding the market through new indications for our current products, in particular through the recent approval of Destination Therapy and from the development and approval of new, generally smaller and longer lasting products, that can be used in a broader range of patients. Internationally we expect growth to come by taking market share from our competitors and from expanding the market.

We believe that potential competitors are at least 3 years away from completion of DT clinical trials required before those products will become commercially available and compete with our products in the United States. In addition, unless our competitor's products result in significantly better outcomes than our products, we believe that absent any compelling reasons, cardiac centers will not generally change suppliers.

The use of our VADs for Destination Therapy in patients who are not candidates for heart transplantation was approved by the FDA in 2002, and was approved for reimbursement by CMS in late 2003. We estimate that there are approximately 100,000 people who could be candidates for Destination Therapy, of which we believe between 5,000 and 15,000 are treatable using current technologies. Our future revenue growth is dependent on the successful adoption and sale of our products for Destination Therapy.

POINT-OF-CARE DIAGNOSTIC TEST SYSTEMS BUSINESS

Through our ITC subsidiary, we design, develop, manufacture and market point-of-care diagnostic test systems that provide fast, accurate blood test results, to monitor a patient's coagulation while they are being administered anticoagulants, and to monitor a patient's blood gas/electrolyte and chemistry status. These products are sold into Hospitals, Physician's offices, long-term care facilities, clinics, visiting nurse associations, and home healthcare companies.

The market, competition and barriers to entry Large medical device companies dominate these markets and we estimate our products hold anywhere from 2% to 20% market share. Growth in this market will come from taking market share away from other companies, and from testing being shifted from the central laboratory to the point-of-care. However, this market segment is very competitive, and includes the following potential drivers:

- New drug therapies under development may not require the intense monitoring of a patient's coagulation that the current anti-coagulation drug of choice (Heparin) requires.
- New competitors that might enter the market with broader test menus. To address this risk, in late 2003 we acquired the IRMA (Immediate Response Mobile Analysis) product line of blood gas/electrolyte and chemistry tests, which has significantly increased our test menu offering, and also offers us the opportunity to develop the next generation system that combines blood gas and electrolyte testing in one machine.

Overall, we are planning for sales of our point-of-care diagnostic test systems to grow at an annual growth rate of up to 10% for the next several years. This growth assumes increased patient testing, better patient outcomes, and increased decentralization of testing from central laboratories to point-of-care. We expect our international sales to increase from 19% currently to approximately 25% of ITC's total sales by 2007.

MERGERS

On September 30, 2003, we completed an asset purchase of the Immediate Response Mobile Analysis, or IRMA, point-of-care blood analysis system product line from Diametrics Medical, Inc. ("Diametrics"). We paid approximately $5.2 million in cash and assumed trade payables. The purchase price was allocated based on the fair value of assets acquired as determined by an independent valuation firm as follows (in thousands):

		Life
Working capital	$ 1,034	
Property, plant and equipment	2,492	3–10 years
Core technology	331	10 years
Existing developed technology	1,058	10 years
Patents	317	17 years
Other intangibles	143	7–17 years
In-process research and development	220	Expensed in 2003
Acquisition costs	(395)	
Consideration paid	$ 5,200	

There was no goodwill recorded with the transaction.

As a result of this acquisition, $220,000 relating to in-process research and development was expensed in the fourth quarter of 2003.

The Merger of Thoratec with TCA was completed on February 14, 2001. We issued new shares of our common stock to the shareholders of TCA in exchange for all the outstanding common stock of TCA at an exchange ratio of 0.835 shares of Thoratec stock for each share of TCA stock. The Merger was accounted for as a reverse acquisition because former shareholders of TCA owned a majority of our outstanding stock subsequent to the Merger. For accounting purposes, TCA is deemed to have acquired Thoratec. Our 2001 consolidated financial information presented herein includes the financial results of TCA for the full fiscal year and Thoratec's financial results for the post-merger period from February 14, 2001 through December 29, 2001.

RESTRUCTURING PLAN

In June 2001, we initiated a restructuring plan to consolidate all of our VAD manufacturing operations to our facilities in Pleasanton, California. Through April 2003, the completion date of the restructuring plan, we have recorded a total of $1.5 million of restructuring charges. These charges represent estimated employee severance costs and stock option acceleration charges.

RESULTS OF OPERATIONS

The following table sets forth selected consolidated statements of operations data for the years indicated as a percentage of total product sales:

	Fiscal Year		
	2003	2002	2001
Sales	100%	100%	100%
Cost of sales	41	42	47
Gross profit	59	58	53
Operating expenses:			
Selling, general & administrative	30	29	29
Research & development	17	19	19
Amortization of purchased intangible assets	8	10	10
Amortization of goodwill	—	—	4
Loss on impairment of intangible asset	6	—	—
In-process research and development	—	—	68
Litigation, merger, restructuring and other costs	1	1	6
Total operating expenses	62	59	136
Income (loss) from operations	(4)	(1)	(83)
Interest and other income—net	1	2	2
Income (loss) before income taxes	(3)	1	(81)
Income tax expense (benefit)	(1)	—	(3)
Net income (loss)	(2)%	1%	(78)%

FISCAL YEARS 2003 AND 2002

Sales Product sales in 2003 were $149.9 million compared to $130.8 million in 2002. The primary components of the $19.1 million increase in revenues were as follows:

- Higher VAD sales. The majority of this increase came from higher sales of the HeartMate VAD ($7.1 million)
- Higher Graft Sales ($1.0 million)
- Higher revenue from sales of ancillary products ($1.8 million)
- Higher revenue from sales of point-of-care diagnostic test systems at our ITC subsidiary ($7.4 million)
- Revenue from IRMA product line acquired by ITC in the fourth quarter of 2003 ($1.7 million)

We are currently planning 2004 revenue in the range of $190–200 million. This is highly dependent upon the success of our Destination Therapy activities in generating significant revenues. We anticipate the majority of these revenues in the second half of 2004.

Gross Profit Gross profit as a percentage of sales increased from 58% in 2002 to 59% in 2003 due to the following drivers:

- *Higher VAD Average Selling Prices resulted in a 2.2% increase in margin.* This is driven largely by sales in 2003 of our HeartMate VAD representing a higher percentage of our revenue when compared to the lower priced Thoratec VAD. The HeartMate VAD typically sells at an ASP of between $60,000 and $70,000, while the Thoratec VAD typically sells at an ASP between $30,000 and $40,000.
- *Lower margins on ITC product lines resulted in a 0.8% decline in the Company's overall margins.* This includes the impact of the IRMA product line we acquired in the fourth quarter of 2003 which currently operates with margins in the 30% range, compared to the margins on other products sold by our ITC division which typically sell at margins in the 50% range, and the impact of higher scrap, higher freight, and lower ASP's in our Incision product line.

As we recognize higher revenues for our current Destination Therapy initiatives, we anticipate that margins will trend upwards into the mid 60% range as the higher margin VAD products represent a larger portion of our overall revenues.

Selling, General and Administrative Selling, general and administrative expenses in 2003 were $44.4 million, or 30% of product sales, compared to $37.4 million, or 29% of product sales, in 2002. Underlying the $7.0 million increase in spending were the following drivers:

- Increased headcount from 125 at the end of 2001 to 139 at the end of 2002 to 174 at the end of 2003, together with annual salary increases aggregating 4% effective January 2003.
- Higher spending on Medicare reimbursement activities and market research and related activities, primarily associated with Destination Therapy, and costs associated with the IRMA product line acquired in Q4, 2003.
- Higher insurance premiums
- Higher facilities costs related to higher headcount.

These higher costs were offset by lower legal costs associated with filing an S-3 in 2002 that did not recur in 2003, and lower meeting expense related to a customer event in 2002 that did not recur in 2003. We anticipate that selling, general and administrative costs will generally increase each year as our business grows, with some quarterly and annual spending around events such as product introductions, and with spending as a percentage of revenue trending downward as revenues from current products increase, in particular as we realize revenue associated with Destination Therapy.

Research and Development Research and development expenses in 2003 were $26.1 million, or 17% of product sales, compared to $25.3 million, or 19% of product sales, in 2002. Research and development costs are largely project driven, and the level of spending depends on the level of project activity planned and subsequently approved and conducted. Projects typically include efforts to develop new products such as the HeartMate II and HeartMate III, efforts to improve the operation and performance of current products such as efforts to improve the life of various components of the HeartMate and the Thoratec VAD products. Research and development costs also include regulatory and clinical costs associated with our compliance with FDA regulations. We anticipate that Research and Development costs will generally increase modestly each year as our business grows, with some quarterly and annual spikes in spending around events such as product introductions and regulatory approvals, and with spending as a percentage of revenue trending downward as revenues from current products increase, in particular as we realize revenue associated with Destination Therapy.

Amortization of Purchased Intangible Assets Amortization of purchased intangible assets in 2003 was $12.3 million compared to $12.4 million in 2002. We anticipate that amortization of intangible assets in 2004 will total approximately $11.7 million.

Amortization of Goodwill Beginning in 2002, we have stopped amortizing goodwill in accordance with SFAS No. 142.

Impairment of Intangible Asset Subsequent to year-end, the Company completed its assessment of the final results from its feasibility clinical trial for the Aria CABG graft which was ongoing through fiscal 2003. Based on the clinical trial results, the Company determined that it will not devote additional resources to the development of the Aria graft. Upon the decision to discontinue product development, the Company recorded an impairment charge of $9.0 million as of January 3, 2004 to write off purchased intangible assets related to the Aria graft, which were recorded as a result of the Merger.

In-process Research and Development Costs In-process research and development expense in 2003 was $0.2 million related to our acquisition of the IRMA product line.

Legal Settlement, Merger, Restructuring and Other Costs Legal settlement, merger, restructuring and other charges in 2003 were $2.1 million compared to $1.4 million in 2002. The 2003 expense is primarily comprised of $2.3 million to settle a patent infringement claim filed against us by Bodycote Materials Testing Canada, Inc. and David C. MacGregor, M.D related to materials used in the Company's HeartMate® LVAS.

Interest and Other Income—Net Interest and other income—net in 2003 was $1.8 million compared to $1.6 million in 2002. This increase was primarily due to $1.1 million less interest paid due to the redemption of our debentures in March 2002, offset partially by the impact of lower interest rates on invested cash in 2003, which resulted in a decrease in interest income of $0.4 million from $1.9 million in 2002 to $1.5 million in 2003, and the impact of our foreign exchange hedging program commenced in 2003.

Income Taxes Our effective tax rate was 39% in 2003 compared to an effective tax rate of 42% in 2002. This reduction reflects the relatively larger impact of various tax incentives, nondeductible expenses and tax credits in 2002 when net income subject to tax was less than $1 million. Based on a pre tax loss in 2003 of $3.6 million, the impact of these tax differences is proportionately lower.

FISCAL YEARS 2002 AND 2001

Product Sales Product sales in 2002 were $130.8 million compared to $113.4 million in 2001, an increase of $17.4 million or 15%. This increase was primarily attributable to an increase in VAD product sales of $10.5 million resulting from higher unit sales and average selling prices, an increase in vascular graft product sales of $2.1 million due to higher unit sales, and an increase in ITC sales of $4.8 million. Product sales in 2001 included Thoratec sales for the post-merger period from February 14, 2001 through December 29, 2001 whereas product sales in 2002 included Thoratec sales for the full 12 months of 2002.

The increase in ITC sales $4.8 million was primarily due to increases in sales of our blood coagulation testing products of $4.4 million.

Gross Profit Gross profit in 2002 was $75.7 million, representing approximately 58% of product sales, compared to $60.5 million, representing approximately

53% of product sales in 2001. This increase in gross profit as a percentage of sales was primarily due to higher average selling prices for our VAD products and lower manufacturing and product service costs as a percentage of sales in 2002 compared to 2001.

Selling, General and Administrative Selling, general and administrative expenses in 2002 were $37.4 million, or 29% of product sales, compared to $32.3 million, or 29% of product sales, in 2001. While selling, general and administrative expenses were consistent as a percentage of product sales from period to period, they increased as a result of promotional activities, new product introductions and costs to expand markets for our blood coagulation testing equipment and VADs as well as higher insurance costs, costs associated with computer systems installed in 2002 and business development activities.

Research and Development Research and development expenses in 2002 were $25.3 million, or 19% of product sales, compared to $22.1 million, or 19% of product sales, in 2001. This increase resulted from an increase in spending for certain VAD product development programs partially offset by lower spending related to the REMATCH trials.

Amortization of Purchased Intangible Assets Amortization of purchased intangible assets in 2002 was $12.4 million compared to $11.3 million in 2001. As of January 3, 2004, intangible assets of $207.0 million have been recorded as a result of our Merger and are being amortized over their estimated useful lives of eight to twenty years. In accordance with SFAS No. 142, at the beginning of 2002 we reclassified our purchased intangible asset related to acquired workforce in the net amount of $1.3 million to goodwill and ceased amortization of that asset. The increase in the amortization of purchased intangible assets from 2001 is due to the inclusion of a full year of amortization in 2002 compared to only ten months of amortization in 2001.

Amortization of Goodwill Amortization of goodwill in 2001 was $4.4 million. Beginning in 2002, we have stopped amortizing goodwill in accordance with SFAS No. 142.

In-process Research and Development Costs In-process research and development, or IPR&D, expense in 2001 was $76.9 million and represents the one-time write-off of nonrecurring charges associated with our Merger in February 2001 for projects that had not reached technological feasibility, had no alternative future use and for which successful development was uncertain.

One of the projects was completed in 2001. There have been no significant developments subsequent to the Merger related to the current status of any of the remaining IPR&D projects that would result in material changes to the assumptions or resulting valuation performed at the time of the Merger. Development of IPR&D projects continues and while the timing of completion of these projects may vary due to the highly regulated and technical nature of our products, current estimates remain materially consistent with our initial estimates.

There can be no assurances that we will be able to complete the development of these products on a timely basis. Failure to complete these projects could have an adverse impact on our financial condition or results of operations.

Legal Settlement, Merger, Restructuring and Other Costs Legal settlement, merger, restructuring and other charges in 2002 were $1.4 million compared to $7.1 million in 2001. The 2002 amount included costs consisting mainly of executive waiver agreement costs of $0.4 million, restructuring costs of $0.5 million representing estimated severance costs related to the consolidation of our VAD manufacturing operations, and other costs of $0.5 million related to the termination of a European distribution agreement. The 2001 amount included employee severance of $2.8 million, executive waiver agreement costs of $0.7 million, consulting, accounting and legal expenses of $1.8 million, restructuring costs of $1.1 million, representing estimated severance costs related to the consolidation of our VAD manufacturing operations, and costs of $0.7 million related to the events of September 11, 2001.

Interest and Other Income—Net Interest and other income—net in 2002 was $2.1 million compared to

$2.4 million in 2001. This decrease was primarily due to a decrease of $3.2 million in interest income caused by both lower cash balances and a reduction in interest rates during 2002. The decrease in interest income was partially offset by a reduction of interest expense due to the redemption of our subordinated convertible debentures in the first quarter of 2002 and an increase in other income primarily related to foreign currency translation gains.

Income Taxes Our effective tax provision rate was 42% in 2002 compared to an effective tax benefit rate of 4% in 2001. For 2002, the effective tax provision rate exceeded the federal statutory income tax rate primarily due to the impact of state income taxes. Our effective tax benefit rate for 2001 differed from the statutory federal income tax rate primarily due to the impact on the reported net loss of nondeductible expenses related to our Merger with TCA, including the write-off of IPR&D costs, the amortization of goodwill and other nondeductible merger transaction costs.

LIQUIDITY AND CAPITAL RESOURCES

At the end of 2003, we had working capital of $116.4 million compared with $108.0 million at the end of 2002. Cash and cash equivalents at the end of 2003 were $62.0 million compared to $42.0 million at the end of 2002, an increase of $20.0 million.

Cash provided by operating activities was $30.7 million in 2003. In addition we had cash flows from financing activities of $10.6 million in 2003 from the sale of stock, through the exercising of stock options and stock issued under the newly implemented Employee Stock Purchase Plan. This total of $41.3 million of cash inflows was offset by $8.9 million net purchases of available for sale investments, $6.9 million paid to acquire property, plant and equipment which primarily consisted of $5.0 million of equipment additions and $1.7 million of leasehold improvements, and $5.2 million used in the acquisition of the IRMA product line.

In February 2004, we announced a stock repurchase program under which up to $25 million of our common stock could be acquired in the open market or in privately negotiated transactions. The number of shares to be purchased and the timing of purchases were based on several conditions, including the price of our stock, general market conditions and other factors.

We believe that cash and investments on-hand and expected cash flows from operations will be sufficient to fund our operations and capital requirements for the foreseeable future, and our stock repurchase program.

The impact of inflation on our financial position and the results of operations was not significant during any of the years presented.

CRITICAL ACCOUNTING POLICIES

We have identified the policies below as critical to our business operations and the understanding of our results of operations. The impact and any associated risks related to these policies on our business operations is discussed below. For a more detailed discussion on the application of these and other accounting policies, see the Notes to the Consolidated Financial Statements included in this Annual Report on Form 10-K. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, revenue and expenses and the disclosure of contingent assets and liabilities. There can be no assurance that actual results will not differ from those estimates.

Merger Accounting On September 30, 2003, we completed an asset purchase of the Immediate Response Mobile Analysis, or IRMA, point-of-care blood analysis system product line from Diametrics Medical, Inc. ("Diametrics"). We paid $5.2 million in cash and assumed trade payables. The purchase price was allocated based on the fair value of assets acquired and liabilities assumed as determined by an independent valuation firm. As a result of the acquisition, $220,000 relating to in-process research and development was expensed in the fourth quarter of 2003.

On February 14, 2001, Thoratec completed its Merger with TCA. Pursuant to the Merger agreement between Thoratec and TCA, Thoratec issued new shares of its common stock to the shareholders of TCA in exchange for all the outstanding common stock of TCA. The Merger was treated as a reverse acquisition because the shareholders of TCA owned the majority of Thoratec common stock after the Merger. TCA was considered the acquirer for accounting and financial reporting purposes. The Merger was accounted for under the purchase method of accounting. Due to the reverse acquisition, Thoratec's assets and liabilities were recorded based upon their estimated fair values at the date of acquisition. The purchase price is also allocated to intangible assets, including goodwill. Approximately $309.0 million of the total purchase price of $346.2 million was allocated to goodwill and other purchased intangibles. The determination of the value of such intangible assets requires management to make estimates and assumptions that affect our consolidated financial statements. The amounts allocated to goodwill and other intangible assets will affect the amount of amortization expense we recognize in future periods and could result in a possible impairment expense if at some future date such assets were determined to be impaired.

As a result of the Merger, $76.9 million relating to IPR&D was expensed in the first quarter of 2001. The write-off of IPR&D was related to projects that were in development, had not reached technological feasibility, had no alternative future use and for which successful development was uncertain. There have been no significant developments subsequent to the Merger related to the current status of any of the IPR&D projects that would result in material changes to the assumptions or resulting valuation performed at the time of the Merger. Development of IPR&D projects continues and while the timing of completion of these projects may vary due to the highly regulated and technical nature of the Company's products, current estimates remain materially consistent with the Company's initial estimates.

Evaluation of Goodwill and Purchased Intangibles for Impairment In accordance with SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which we adopted as of the beginning of fiscal year 2002, we periodically evaluate the carrying value of long-lived assets to be held and used including intangible assets, when events or circumstances warrant such a review. The carrying value of a long-lived asset to be held and used is considered impaired when the anticipated separately identifiable undiscounted cash flows from such an asset are less than the carrying value of the asset. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

As of the beginning of fiscal year 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets," and ceased the amortization of purchased goodwill. In addition, we reevaluated the useful lives of our identifiable intangible assets and determined that the remaining useful lives were appropriate. Each year we complete an impairment test of goodwill as required by SFAS No. 142. Upon completion of our impairment tests as of the end of fiscal 2003, we determined that our goodwill was not impaired.

Revenue Recognition We recognize revenue from product sales when evidence of an arrangement exists, title has passed (generally upon shipment) or services have been rendered, the selling price is fixed or determinable and collectibility is reasonably assured. Sales to distributors are recorded when title transfers upon shipment. One distributor has certain limited product return rights. A limited number of other distributors have certain rights of return upon termination of their distribution agreement. A reserve for sales returns is recorded for these customers applying reasonable estimates of product returns based upon significant historical experience in accordance with SFAS No. 48, "Revenue Recognition when Right of Return Exists." No other direct sales customers or distributors have return rights or price protection.

Sales of certain Cardiovascular segment products to first-time customers are recognized when it has been determined that the customer has the ability to use such products. These sales frequently include the sale of products and training services under multiple element arrangements. For most customers, training is not essential to the functionality of the products as the customers already possess sufficient expertise and experience to use the products. In these situations, training is provided as a best practice to optimize the use and success of the products. The amount of revenues under these arrangements allocated to training is based upon fair market value of the training, performed principally by third party providers. The amount of revenues allocated to the Cardiovascular segment products is done on a residual method basis. Under this method, the total value of the arrangement is allocated first to the undelivered training element based on the fair market value, with the remainder being allocated to the Cardiovascular segment products. The amount of revenues allocated to training is recorded as deferred revenue and is recognized when the training is completed. As of the end of 2003, $0.1 million of products have been delivered and recorded as product sales for customers that were determined to be able to use those products, but for which training had not yet been completed. The amount of revenue deferred related to this training not yet completed was $20,000 at the end of 2003, $100,000 at the end of 2002 and $38,000 at the end of 2001.

We also rent certain medical devices to customers on a month-to-month or as-used basis. Rental income is based on utilization and is included in product sales as earned. Included in product sales for 2003, 2002 and 2001 are $4.6 million, $3.8 million and $3.5 million, respectively, of income earned from the rental of these medical devices.

The majority of our products are covered by a one-year limited manufacturer's warranty from the date of installation. Estimated contractual warranty obligations are recorded when related sales are recognized and any additional amounts are recorded when such costs are probable and can be reasonably estimated. The change in accrued warranty expense in 2003 and 2002 is summarized in the following table (in thousands):

	Balance Beginning of Year	Charges to Costs and Expenses	Warranty Expenditures	Balance End of Year
Year ended 2003	$695	$193	$ (59)	$829
Year ended 2002	$910	$ 45	$(260)	$695
Year ended 2001	$970	$594	$(654)	$910

Reserves We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make payments owed to us for product sales. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

In June 2001, we approved a Restructuring Plan to consolidate all of our VAD manufacturing operations to our manufacturing facilities and headquarters in Pleasanton, California. Through the completion date of the Restructuring Plan in April 2003, we have recorded $1.5 million of restructuring charges in accordance with Emerging Issues Task Force 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity" and Staff Accounting Bulletin 100, "Restructuring and Impairment Charges." These charges represent estimated employee severance costs and stock option acceleration charges. We completed the relocation of the Woburn, Massachusetts manufacturing operations to our Pleasanton facility in the first quarter of 2003 and in February 2003 the FDA inspected the Pleasanton facility related to this transfer. We received FDA approval in April 2003. As of the completion date of the Restructuring Plan, we have paid approximately $1.3 million in severance payments to 78 employees.

CONTRACTUAL OBLIGATIONS

As of January 3, 2004, we have the following contractual obligations (in millions):

	Total	2004	2005	2006	2007	2008	Thereafter
Operating lease obligations	$22.2	$ 2.5	$2.5	$2.5	$2.4	$2.1	$10.2
Purchase obligations	10.2	10.2	—	—	—	—	—
Total	$32.4	$12.7	$2.5	$2.5	$2.4	$2.1	$10.2

Our purchase obligations of $10.2 million include $6.4 million of supply agreements and $3.8 million of purchase orders open at January 3, 2004.

RECENT ACCOUNTING PRONOUNCEMENTS

In April 2002, the FASB issued SFAS No. 145, which, among other things, changed the presentation of gains and losses on the extinguishment of debt. Any gain or loss on extinguishment of debt that does not meet the criteria in APB Opinion 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," is to be included in operating earnings and not presented separately as an extraordinary item. We adopted SFAS No. 145 at the beginning of fiscal year 2003 and therefore, we reclassified in the first quarter of 2003 the extraordinary loss incurred in 2002 of $0.5 million to interest and other income-net.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The Company will apply the provisions of SFAS No. 146 for any restructuring activities initiated after December 31, 2002.

In November 2002, the Emerging Issues Task Force, or EITF, reached a consensus regarding EITF Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." The guidance provided is effective for contracts entered into on or after July 1, 2003. The adoption of this guidance did not have a material effect upon our consolidated financial statements.

In November 2002, the FASB issued Interpretation, or FIN, No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." We adopted the disclosure provisions of FIN No. 45 effective as of fiscal year end 2002. We do not expect that the recognition provisions of FIN 45 will have a material impact upon our consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" which amends FASB Statement No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements of the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We adopted the disclosure provisions of SFAS No. 148 at the beginning of fiscal 2003. We do not expect to change to use the fair value based method of accounting for stock-based employee compensation.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities." The provisions of FIN 46 are effective for any arrangements entered into after January 31, 2003. Since January 31, 2003, the Company has not invested in any entities it believes are variable interest entities. In December

2003, the FASB issued a revised interpretation of FIN 46, "FIN 46-R." The Company does not expect the adoption of FIN 46-R to have a material impact upon our consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This statement is effective for contracts entered into or modified after June 30, 2003. We adopted SFAS No. 149 effective July 1, 2003. The adoption of this statement did not have a material effect upon our consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and was effective at the beginning of the first interim period beginning after June 15, 2003. In November 2003, the FASB issued FASB Staff Position No. 150-3, "Effective Date, Disclosures, and Transition for Mandatorily Redeemable Noncontrolling Interests under SFAS No. 150," which defers the effective date for various provisions of SFAS 150. The adoption of this statement is not expected to have an impact upon our consolidated financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk Our investment portfolio is made up of cash equivalent and marketable security investments in money market funds and debt instruments of government agencies and high quality corporate issuers. All investments are carried at market value and are treated as available-for-sale. All investments mature within two years or less from the date of purchase. The holdings of any one issuer, except government agencies, do not exceed 10% of the portfolio. We are exposed to market risk related to changes in interest rates. The market value of these investments may fall if market interest rates increase. If market interest rates were to increase by 10% from the levels at January 3, 2004, absent other factors, we estimate the fair market value of our investment portfolio would decline by an immaterial amount. We do not utilize derivative financial instruments to manage interest rate risks.

Foreign Currency Rate Fluctuations We conduct business in foreign countries. Our international operations consist primarily of sales and service personnel for our ventricular assist products, who report into our U.S. sales and marketing group and are internally reported as part of that group. All assets and liabilities of our non-U.S. operations are translated into U.S. dollars at the period-end exchange rates, and the resulting translation adjustments are included in comprehensive income. The period-end translation of our non-functional currency assets and liabilities (primarily assets and liabilities on our UK subsidiary consolidated balance sheet that are not denominated in UK Pounds) at the period-end exchange rates result in foreign currency exchange gains and losses, which are included in "Interest and Other Income-Net".

Commencing in September of 2003, the Company began using forward foreign currency contracts to hedge the gains and losses generated by the remeasurement of these non-functional currency assets and liabilities. Changes in the fair value of the forward foreign currency contracts are included in "Interest and Other Income—Net," and typically offset the foreign currency exchange gains and losses described above. These derivatives are not designated as cash flow or fair value hedges under SFAS No. 133 and typically have maturities of three months or less. At January 3, 2004, the Company had forward foreign currency contracts to exchange Pounds Sterling and Euros for US Dollars with a notional value of $4.3 million and a negligible fair value. There were no forward foreign currency contracts outstanding at the end of 2002. Net foreign currency exchange gain was negligible in 2003 compared to $0.5 million for 2002. Net foreign currency exchange loss was approximately $0.1 million in 2001.

CONSOLIDATED BALANCE SHEETS

	2003	2002
	(In thousands)	
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 62,020	$ 42,044
Short-term available-for-sale investments	—	3,439
Receivables, net of allowances of $486 in 2003 and $238 in 2002	27,969	27,593
Inventories	36,417	38,835
Deferred tax asset	9,717	12,182
Prepaid expenses and other assets	3,079	2,517
Total current assets	139,202	126,610
Property, plant and equipment, net	28,492	24,715
Long-term available-for-sale investments	41,179	30,051
Goodwill	96,065	96,492
Purchased intangible assets, net	164,865	184,282
Long-term deferred tax asset	4,796	5,244
Other assets	1,532	1,038
Total Assets	$476,131	$468,432
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 6,952	$ 6,319
Accrued compensation	8,851	6,372
Accrued merger, restructuring and other	—	1,208
Estimated liabilities for warranty, legal and other	1,463	1,304
Accrued legal settlement	2,000	—
Accrued income taxes	1,637	1,393
Other accrued liabilities	1,869	2042
Total current liabilities	22,772	18,638
Long-term deferred tax liability and other	67,123	75,454
Total Liabilities	89,895	94,092
Commitments		
SHAREHOLDERS' EQUITY		
Common shares: authorized 100,000, issued and outstanding 56,242 in 2003 and 55,037 in 2002	423,045	410,266
Deferred compensation	(2,630)	(3,735)
Accumulated deficit	(34,594)	(32,412)
Accumulated other comprehensive income (loss):		
Unrealized gain on investments	51	130
Cumulative translation adjustments	364	91
Total accumulated other comprehensive income (loss)	415	221
Total Shareholders' Equity	386,236	374,340
Total Liabilities and Shareholders' Equity	$476,131	$468,432

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Fiscal Years Ended 2003	2002	2001
	(In thousands, except per share data)		
Product sales	$149,916	$130,844	$113,384
Cost of product sales	61,168	55,124	52,840
Gross profit	88,748	75,720	60,544
Operating expenses:			
Selling, general and administrative	44,437	37,413	32,346
Research and development	26,052	25,251	22,082
Amortization of purchased intangible assets	12,333	12,384	11,321
Amortization of goodwill	—	—	4,353
Impairment of intangible asset	8,987	—	—
In-process research and development	220	—	76,858
Legal settlement, merger, restructuring and other costs	2,132	1,409	7,134
Total operating expenses	94,161	76,457	154,094
Loss from operations	(5,413)	(737)	(93,550)
Interest and other income—net	1,837	1,631	2,359
Income (loss) before taxes	(3,576)	894	(91,191)
Income tax expense (benefit)	(1,394)	383	(3,325)
Net income (loss)	$ (2,182)	$ 511	$ (87,866)
Basic and diluted earnings (loss) per share	$ (0.04)	$ 0.01	$ (1.68)
Shares used to compute earnings (loss) per share:			
Basic	55,583	56,184	52,336
Diluted	55,583	56,762	52,336

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the Fiscal Years Ended 2003	2002	2001
	(In thousands)		
Net income (loss)	$ (2,182)	$ 511	$ (87,866)
Other net comprehensive income (loss):			
Unrealized gain (loss) on available-for-sale investments (net of taxes of $(54), $87 and $22 in 2003, 2002 and 2001, respectively)	(79)	130	39
Foreign currency translation adjustments	273	108	(26)
Comprehensive income (loss)	$ (1,988)	$ 749	$ (87,853)

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Shares	Stock $	Retained Earnings (Accumulated Deficit)	Deferred Compensation	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
			(In thousands)			
BALANCE, FISCAL YEAR ENDED 2000	32,215	$ 49,125	$ 57,025	$ (251)	$ (30)	$105,869
Common stock issued in connection with merger of Thoratec and Thermo Cardiosystems	22,452	306,889		(841)		306,048
Common stock options granted for Thermo Cardiosystems merger		33,524				33,524
Common stock issued for services	12	136				136
Non-cash compensation for services		166				166
Exercise of common stock options for cash	1,378	11,077				11,077
Tax benefit related to employees' and directors' stock plans		5,402				5,402
Common stock issued under restricted common stock award	250	4,140		(4,140)		—
Repurchase of common stock	(193)	(1,378)	(325)			(1,703)
Amortization of deferred compensation				677		677
Other comprehensive income:						
Unrealized gain on available-for-sale investments (net of taxes of $22)					39	39
Foreign currency translation adjustment					(26)	(26)
Net Loss			(87,866)			(87,866)
BALANCE, FISCAL YEAR ENDED 2001	56,114	$409,081	$(31,166)	$(4,555)	$ (17)	$373,343
Issuance of common shares, net of costs	1,055	16,120				16,120
Non-cash compensation for services		100				100
Exercise of common stock options for cash	93	829				829
Tax benefit related to employees' and directors' stock plans		334				334
Common stock issued under restricted common stock award	50	328		(328)		—
Repurchase of common stock	(2,275)	(16,526)	(1,757)			(18,283)
Amortization of deferred compensation				1,148		1,148
Other comprehensive income:						
Unrealized gain on available-for-sale investments (net of taxes of $87)					130	130
Foreign currency translation adjustment					108	108
Net Income			511			511
BALANCE, FISCAL YEAR ENDED 2002	55,037	$410,266	$(32,412)	$(3,735)	$221	$374,340
Non-cash compensation for services		30				30
Exercise of common stock options for cash	1,082	9,494				9,494
Issuance of common shares under Employee Stock Purchase Plan	123	1,107				1,107
Tax benefit related to employees' and directors' stock plans		2,148				2,148
Amortization of deferred compensation				1,105		1,105
Other comprehensive income:						
Unrealized loss on available-for-sale investments (net of taxes of $(54))					(79)	(79)
Foreign currency translation adjustment					273	273
Net Loss			(2,182)			(2,182)
BALANCE, FISCAL YEAR ENDED 2003	56,242	$423,045	$(34,594)	$(2,630)	$415	$386,236

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Fiscal Years Ended 2003	2002	2001
		(In thousands)	
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	$ (2,182)	$ 511	$ (87,866)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	18,914	17,076	19,845
Impairment of intangible asset	8,987	—	—
In-process research and development	220	—	76,858
Non-cash compensation expense	30	100	303
Amortization of deferred compensation	1,105	1,148	677
Income tax (benefit) expense	(1,394)	383	(3,325)
Changes in assets and liabilities:			
Receivables	565	(420)	(5,892)
Inventories	3,666	(12,640)	(560)
Prepaid expenses and other assets	(1,043)	(1,035)	814
Accounts payable and other liabilities	5,153	(1,806)	(4,326)
Change in net deferred tax liability	(3,362)	(1,092)	332
Net cash provided by (used in) operating activities	30,659	2,225	(3,140)
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of available-for-sale investments	(24,848)	(34,060)	(120,267)
Sales and maturities of available-for-sale investments	15,891	700	218,989
Reclassification from (to) restricted cash and cash equivalents	—	45,884	(45,884)
Capitalized transaction costs	(395)	—	(5,838)
Purchases of property, plant and equipment	(6,926)	(7,528)	(7,947)
Cash and equivalents acquired in business acquisition	—	—	16,199
Acquisition of IRMA product line	(5,200)	—	—
Net cash provided by investing activities	(21,478)	4,996	55,252
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from stock option exercises, net	9,494	829	11,077
Proceeds from common stock offering	—	15,335	—
Proceeds from stock issued under employee stock purchase plan	1,107	—	—
Repurchase of common stock	—	(18,283)	(1,703)
Repurchase of convertible debentures	—	(54,838)	—
Net cash provided by (used in) financing activities	10,601	(56,957)	9,374
Effect of exchange rate changes on cash and cash equivalents	194	54	4
Net increase (decrease) in cash and cash equivalents	19,976	(49,682)	61,490
Cash and cash equivalents at beginning of period	42,044	91,726	30,236
Cash and cash equivalents at end of period	$ 62,020	$ 42,044	$ 91,726
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid for taxes	$ 889	$ 347	$ 470
Cash paid for interest	$ —	$ 839	$ 2,604
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES			
Issuance of restricted stock for services	$ —	$ 328	$ 4,140
Tax benefit related to stock option exercises	$ 2,148	$ 334	$ 5,402
Reclassification of acquired workforce, net of taxes	$ —	$ 1,334	$ —

See notes to consolidated financial statements.

1. OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Operations Thoratec Corporation, referred to as we, our, Thoratec or our Company, is headquartered in Pleasanton, California and is a leading manufacturer of circulatory support products for use by patients with congestive heart failure. We develop, manufacture and market products that are used by physicians and hospitals for cardiac assist, vascular and diagnostic applications. We organize and manage our business by functional operating entities, which operate in two business segments: our Cardiovascular segment and our ITC segment. Our Cardiovascular segment develops, manufactures and markets proprietary medical devices used for circulatory support and vascular graft applications. Our ITC segment designs, develops, manufactures and markets point-of-care diagnostic test systems. We conduct business both domestically and internationally. In February 2001, we merged with Thermo Cardiosystems, Inc. ("TCA"). Prior to the merger (the "Merger"), TCA was a subsidiary of Thermo Electron Corporation ("Thermo Electron"). In September 2003, ITC acquired the Immediate Response Mobile Analysis, ("IRMA"), point-of-care blood analysis system product line from Diametrics Medical, Inc., ("Diametrics"), in an asset purchase.

Fiscal Year We report on a 52-53 week fiscal year, which ends on the Saturday closest to December 31. The fiscal years ended December 29, 2001, ("2001") and December 28, 2002, ("2002") included 52 weeks and the fiscal year ended January 3, 2004, ("2003") included 53 weeks.

Principles of Consolidation The consolidated financial statements include the accounts of our Company and our wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Major Customers and Concentration of Credit Risk We primarily sell our products to large hospitals and distributors. No customer accounted for more than 10% of product sales in fiscal year 2003. For fiscal years 2002 and 2001, one distributor customer accounted for 11% and 12% of total product sales, respectively. Accounts receivable for this same distributor customer accounted for 11% and 10% of total accounts receivable as of the end of 2003 and 2002, respectively. No other customer accounted for more than 10% of total product sales in 2003, 2002 or 2001 or had an accounts receivable balance greater than 10% of total accounts receivable at the end of 2003 or 2002.

Credit is extended based on an evaluation of a customer's financial condition and generally collateral is not required. To date, credit losses have not been significant, however, we maintain allowances for potential credit losses.

Additionally, we are potentially subject to concentrations of credit risk in our investments. To mitigate this credit risk, we invest in high-grade instruments and limit our exposure to any one issuer.

Certain Risks and Uncertainties We are subject to certain risks and uncertainties and believe that changes in any of the following areas could have a material adverse effect on our future financial position or results of operations: the ability to achieve and maintain profitability; the ability of third party payors to cover and provide appropriate levels of reimbursement for our products; the ability to receive Food and Drug Administration, or FDA, and foreign regulatory authorities approval to manufacture, market and sell our products; the ability to direct and manage current and future growth, including the growth of the number of Destination Therapy, or DT, procedures performed and the integration of any current and future acquisitions of companies or technologies; new product development and introduction, including FDA approval and market receptiveness; the ability to realize the full value of our intangible assets; the reliance on specialized suppliers; competition from other products; the ability to manufacture products on an efficient and timely basis and at a reasonable cost and in sufficient volume, including the ability to obtain timely deliveries of parts from suppliers; the dependence upon distributors and any changes made to our method of distribution; the ability to protect our proprietary technologies or an infringement of others' patents; product liability or other claims; our ability to identify and correct quality issues in a timely manner and at a reasonable cost; the ability to maintain compliance with changing federal and state regulations; the long and variable sales and deployment cycle of our ventricular assist device ("VAD") products; worldwide demand for circulatory support and graft products and blood coagulation testing and skin incision devices and the management of risks inherent in selling in foreign countries; claims relating to the handling, storage or disposal of hazardous chemicals and biomaterials; stock price volatility due to general economic conditions or future issuances and sales of our stock; the occurrence of natural catastrophic disasters; foreign currency fluctuations; the ability to attract and retain talented employees; and other risks as detailed from time to time in our filings with the Securities and Exchange Commission, referred to as the SEC.

Cash and Cash Equivalents Cash and cash equivalents are defined as short-term highly liquid investments with original maturities of 90 days or less.

Short-Term and Long-Term Available-For-Sale Investments Our investments are primarily held in corporate bonds and U.S. government obligations and are classified as available-for-sale and are reported at fair value based upon quoted market price. Any temporary difference between cost and fair value of an investment is presented as a separate component of accumulated other comprehensive income. The specific identification method is used to determine realized gains and losses on investments.

Inventories Inventories are stated at the lower cost or market. Cost is based on the first in, first out method.

Property, Plant and Equipment Property, plant and equipment are stated at cost. Depreciation is computed using the straight-line method based on estimated useful lives of 2 to 30 years. Leasehold improvements are amortized over the lesser of the useful life or the remaining term of the lease. Property, plant and equipment includes certain medical devices rented to customers. Amortization expense of all rental equipment included in our rental program is recognized ratably over 2 to 3 years and is recorded in cost of product sales.

Capitalized Software Costs We capitalize the costs of computer software developed or obtained for internal use in accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Capitalized computer software costs consist of purchased software licenses, implementation costs and consulting for certain projects that qualify for capitalization. We expense costs related to preliminary project assessment, research and development, re-engineering, training and application maintenance as incurred. Through fiscal year 2002, costs capitalized for a new enterprise resource planning software system, ("ERP System"), were $3,666,000. No additional costs were capitalized in 2003 related to this ERP System. Depreciation expense related to this ERP System of $494,000 and $413,000 were recorded in 2003 and 2002, respectively. All capitalized software costs are depreciated on a straight-line method over a period of eight years upon being placed in service.

Valuation of Long-Lived Assets In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which we adopted as of the beginning of fiscal year 2002, we periodically evaluate the carrying value of long-lived assets to be held and used including intangible assets, when events or circumstances warrant such a review. The carrying value of a long-lived asset to be held and used is considered impaired when the anticipated separately identifiable undiscounted cash flows from such an asset are less than the carrying value of the asset. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

Purchased Intangible Assets and Goodwill As of the beginning of fiscal year 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets," and ceased the amortization of purchased goodwill. In addition, we reevaluated the useful lives of our identifiable intangible assets and determined that the remaining useful lives were appropriate. Each year we complete an impairment test of goodwill as required by SFAS No. 142. Upon completion of our impairment tests as of the end of fiscal 2003, we determined that our goodwill was not impaired.

The following table presents the impact of adopting SFAS No. 142 on net income (loss) and net income (loss) per share had the standard been in effect for fiscal year 2001 (in thousands, except per share amounts):

	For Fiscal Year Ended 2001
Net income (loss) as reported	$(87,866)
Add back:	
Amortization of goodwill, net of tax	4,194
Adjusted net income (loss)	$(83,672)
As reported basic and diluted net income (loss) per share	$ (1.68)
Impact of amortization of goodwill, net of tax	0.08
Adjusted basic and diluted net income (loss) per share	$ (1.60)

The change in the carrying amount of goodwill, which is only attributable to our Cardiovascular business segment, for fiscal years 2003 and 2002 were as follows (in thousands):

	As of Fiscal Years 2003	2002
Balance at the beginning of year	$96,492	$95,209
Adjustment to reflect realization of acquired foreign deferred tax asset	(427)	—
Reclassification of assembled workforce, net of taxes	—	1,334
Adjustment to reflect resolution of pre-merger contingency	—	(51)
Balance as of January 3, 2004	$96,065	$96,492

In 2003, goodwill related to the Merger of Thoratec with TCA was adjusted to reflect the utilization of tax net operating loss, ("NOL"), benefits related to our subsidiary in the United Kingdom, ("UK"). At the time of the Merger, a deferred tax asset related to these NOL tax benefits was established with a corresponding valuation allowance for the full amount. As our UK subsidiary more likely than not will begin utilizing a portion of this NOL benefit, a portion of the original valuation allowance has been reversed against goodwill.

The components of identifiable intangible assets, consisting primarily of patents and trademarks, core technology and developed technology, which are included in purchased intangible assets on the consolidated balance sheets, are as follows (in thousands):

	Fiscal Year 2003		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Patents and Trademarks	$ 37,815	$(10,416)	$ 27,399
Core Technology	37,485	(5,353)	32,132
Developed Technology	122,782	(17,535)	105,247
Non-compete Agreement	90	(3)	87
Total Purchased Intangible Assets	$198,172	$(33,307)	$164,865

	Fiscal Year 2002		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Patents and Trademarks	$ 37,478	$ (6,789)	$ 30,689
Core Technology	37,181	(3,486)	33,695
Developed Technology	132,301	(12,403)	119,898
Total Purchased Intangible Assets	$206,960	$(22,678)	$184,282

As of the beginning of fiscal 2002, the purchased intangible asset associated with the assembled workforce in the amount of $1,334,000, net of accumulated amortization of $381,000 and taxes of $897,000, was reclassified to goodwill in accordance with SFAS No. 142.

Subsequent to year-end, the Company completed its assessment of the final results from its feasibility clinical trial for the Aria CABG graft, which was ongoing through fiscal 2003. Based on the clinical trial results, the Company determined that it will not devote additional resources to the development of the Aria graft. Upon the decision to discontinue product development, the Company recorded an impairment charge of $9.0 million as of January 3, 2004 to write off purchased intangible assets related to the Aria graft, which were recorded as a result of the Merger.

On September 30, 2003, we completed our previously announced asset purchase agreement to acquire the Immediate Response Mobile Analysis, or IRMA, point-of-care blood analysis system product line from Diametrics Medical, Inc. ("Diametrics"). We paid approximately $5.2 million in cash and assumed trade payables. Approximately $1.8 million of the total purchase price was allocated to purchased intangible assets.

Amortization expense related to identifiable intangible assets for fiscal 2003, 2002 and 2001 was $12,333,000, $12,384,000 and $11,321,000, respectively. Amortization expense is expected to be approximately $11,700,000 for each of the next five years. The purchased intangible assets have estimated useful lives of 8 to 20 years.

Fair Value of Financial Instruments Financial instruments include cash and cash equivalents, short-term and long-term available-for-sale investments, customer receivables, accounts payable and certain other accrued liabilities. The fair value of short-term and long-term investments are assessed using current market quotations from major investment brokers. The carrying amounts of these investments are adjusted to market value monthly. The carrying amounts of all other financial investments are reasonable estimates of their fair values.

Foreign Currency Translation All assets and liabilities of our non-United States operations are translated into United States dollars at period-end exchange rates, and the resulting translation adjustments are included in other comprehensive income. Income items are translated at actual or average monthly rates of exchange. Exchange rate fluctuations resulting from the period-end translation of the current portion of the intercompany obligation of our wholly-owned subsidiary into United States dollars are recorded in the statements of operations as foreign currency translation gains or losses and are included in interest and other income—net.

Commencing in September 2003, the Company began using forward foreign currency contracts to hedge the gains and losses generated by the remeasurement of these non-functional currency assets and liabilities. Changes in the fair value of the forward currency contracts are included in "Interest and Other Income—Net," and typically offset the foreign currency exchange gains and losses described above. These derivatives are not designated as cash flow or fair value hedges under SFAS No. 133 and typically have maturities of three months or less. At January 3, 2004, the Company had forward foreign currency contracts to exchange Pounds Sterling and Euros for US Dollars with a notional value of $4.3 million and negligible fair value. Net foreign currency exchange gain was negligible in 2003 compared to $0.5 million for 2002. Net foreign currency exchange loss was approximately $0.1 million on 2001.

Repurchases of Common Stock In April 2001, the Board of Directors authorized a stock repurchase program under which up to $20,000,000 of our common stock could be acquired. We completed this stock repurchase program in the third quarter of 2002. From the inception of the program through the third quarter of 2002, we repurchased 2,467,600 shares of our common stock for $20,000,000. For each share repurchased, we reduced the common stock account by the average value per share reflected in the account prior to the repurchase with the excess allocated to retained earnings. All repurchased shares have been retired.

In February 2004, the Board of Directors authorized a stock repurchase program under which up to $25.0 million of our common stock could be acquired in the open market or in privately negotiated transactions. The number of shares to be purchased and the timing of purchases were based on several conditions, including the price of our stock, general market conditions and other factors.

Revenue Recognition and Product Warranty We recognize revenue from product sales when evidence of an arrangement exists, title has passed (generally upon shipment) or services have been rendered, the selling price is fixed or determinable and collectibility is reasonably assured. Sales to distributors are recorded when title transfers upon shipment. One distributor has certain limited product return rights. A limited number of other distributors have certain rights of return upon termination of their distribution agreement. A reserve for sales returns is recorded for these customers applying reasonable estimates of product returns based upon significant historical experience in accordance with SFAS No. 48, "Revenue Recognition when Right of Return Exists." No other direct sales customers or distributors have return rights or price protection.

Sales of certain Cardiovascular segment products to first-time customers are recognized when it has been determined that the customer has the ability to use such products. These sales frequently include the sale of products and training services under multiple element arrangements. For most customers, training is not essential to the functionality of the products as the customers already possess sufficient expertise and experience to use the products. In these situations, training is provided as a best practice to optimize the use and success of the products. The amount of revenues under these arrangements allocated to training is based upon fair market value of the training, performed principally by third party providers. The amount of revenues allocated to the Cardiovascular segment products is done on a residual method basis. Under this method, the total value of the arrangement is allocated first to the undelivered training element based on the fair market value, with the remainder being allocated to the Cardiovascular segment products. The amount of revenues allocated to training is recorded as deferred revenue and is recognized when the training is completed. As of the end of 2003, $128,000 of products have been delivered and recorded as product sales for customers that were determined to be able to use those products, but for which training had not yet been completed. The amount of revenue deferred related to this training not yet completed was $20,000 at the end of 2003, $148,000 at the end of 2002 and $38,000 at the end of 2001.

We also rent certain medical devices to customers on a month-to-month or as-used basis. Rental income is based on utilization and is included in product sales as earned. Included in product sales for 2003, 2002 and

2001 are $4,727,000, $3,884,000 and $3,456,000, respectively, of income earned from the rental of these medical devices.

The majority of our products are covered by a one-year limited manufacturer's warranty. Estimated contractual warranty obligations are recorded when related sales are recognized and any additional amounts are recorded when such costs are probable and can be reasonably estimated. The change in accrued warranty expense in 2003 and 2002 is summarized in the following table (in thousands):

	Balance Beginning of Year	Charges to Costs and Expenses	Warranty Expen-ditures	Balance End of Year
Fiscal year ended 2003	$695	$193	$ (59)	$829
Fiscal year ended 2002	$910	$ 45	$(260)	$695
Fiscal year ended 2001	$970	$594	$(654)	$910

Stock-Based Compensation We account for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principals Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no accounting recognition is given to stock options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to equity. The fair value of each option granted is estimated using the Black-Scholes option pricing model. If compensation cost for our stock-based plans had been determined based on the fair value at the grant dates for awards under those plans, consistent with the method of FASB Statement No. 123, our reported net income (loss) would have been adversely affected, as shown in the following table (in thousands, except per share data):

	For Fiscal Year Ended		
	2003	2002	2001
Net income (loss):			
As reported	$(2,182)	$ 511	$(87,866)
Add: Stock-based compensation expense, included in reported net income, net of related tax effects	693	726	812
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(8,465)	(9,788)	(9,421)
Pro forma	$(9,954)	$(8,551)	$(96,475)
Basic and diluted earnings (loss) per share:			
As reported	$ (0.04)	$ 0.01	$ (1.68)
Pro forma	$ (0.18)	$ (0.15)	$ (1.84)

The fair value of each option granted is estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants made:

	Stock Option Plans For Fiscal Year Ended			Employee Stock Purchase Plan For Fiscal Year Ended	
	2003	2002	2001	2003	2002
Risk-free interest rate	3.69%	4.79%	5.08%	1.16%	1.39%
Expected volatility	67%	69%	71%	67%	69%
Expected option life	3.88 years	3.85 years	2.85 years	0.50 years	0.50 years
Dividends	None	None	None	None	None

Earnings (Loss) Per Share Basic earnings (loss) per share were computed using the weighted average number of common shares outstanding for each respective year. Diluted earnings (loss) per share amounts reflect the weighted average impact from the date of issuance of all potentially dilutive securities during the years presented unless the inclusion would have had an antidilutive effect.

Other Comprehensive Income (Loss) Comprehensive income (loss) includes net income (loss) and is defined as the change in net assets during the period from non-owner sources, including unrealized gains and losses on available-for-sale investments and foreign currency translation adjustments.

Recently Issued Accounting Standards In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." We adopted SFAS No. 143 at the beginning of fiscal 2003. The adoption of this statement did not materially impact our consolidated financial statements.

In April 2002, the FASB issued SFAS No. 145, which, among other things, changed the presentation of gains and losses on the extinguishment of debt. Any gain or loss on extinguishment of debt that does not meet the criteria in APB Opinion 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," is to be included in operating earnings and not presented separately as an extraordinary item. We adopted SFAS No. 145 at the beginning of fiscal year 2003 and therefore, we reclassified in the first quarter of 2003 the extraordinary loss incurred in 2002 of $0.5 million to interest and other income—net.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The Company will apply the provisions of SFAS No. 146 for any restructuring activities initiated after December 31, 2002.

In November 2002, the Emerging Issues Task Force, or EITF, reached a consensus regarding EITF Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." The guidance provided is effective for contracts entered into on or after July 1, 2003. The adoption of this guidance did not have a material effect upon our consolidated financial statements.

In November 2002, the FASB issued Interpretation, or FIN, No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." We adopted the disclosure provisions of FIN No. 45 effective as of fiscal year end 2002. We do not expect that the recognition provisions of FIN 45 will have a material impact upon our consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." SFAS No. 148 amends FASB Statement No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements of the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We adopted the disclosure provisions of SFAS No. 148 at the beginning of fiscal 2003. We do not currently plan to change to use the fair value based method of accounting for stock-based employee compensation.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities." The provisions of FIN 46 are effective for any arrangements entered into after January 31, 2003. Since January 31, 2003, the Company has not invested in any entities it believes are variable interest entities. In December 2003, the FASB issued a revised interpretation of FIN 46, "FIN 46-R." The Company does not expect the adoption of FIN 46-R to have a material impact upon our consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." The statement is effective for contracts entered into or modified after June 30, 2003. We adopted SFAS No. 149 effective July 1, 2003. The adoption of this standard did not have a material effect on our consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and was effective at the beginning of the first interim period beginning after June 15, 2003. In November 2003, the FASB issued FASB Staff Position No. 150-3, "Effective Date, Disclosures, and Transition for Mandatorily Redeemable Noncontrolling Interests under SFAS No. 150," which defers the effective date for various provisions of SFAS 150. The adoption of this statement is not expected to have an impact on our consolidated financial statements.

Presentation Certain 2002 and 2001 amounts have been reclassified to conform to the presentation in the 2003 financial statements.

2. MERGER AND ACQUISITIONS

Merger of Thoratec and TCA On February 14, 2001, we completed our Merger with TCA. Pursuant to the Merger agreement between us and TCA dated October 3, 2000, we issued 32,226,074 new shares of our common stock to the shareholders of TCA in exchange for all the outstanding common stock of TCA (38,594,281 shares outstanding as of February 14, 2001) at an exchange ratio of 0.835 shares of our stock for each share of TCA stock.

The Merger was accounted for under the purchase method of accounting and was treated as a reverse acquisition because the shareholders of TCA owned the majority of our common stock after the Merger. TCA was considered the acquirer for accounting and financial reporting purposes. Due to the reverse acquisition, Thoratec's assets and liabilities were recorded based upon their estimated fair values at the date of acquisition. The consolidated financial information for 2000 includes the results of operations of TCA. The operating results of Thoratec have been included in the accompanying consolidated financial statements from the date of acquisition forward. All reported amounts of outstanding common shares and common share equivalents (stock options and convertible debentures) prior to the Merger have been adjusted to reflect the exchange ratio of 0.835 to 1. Approximately $309,025,000 of the total purchase price of $346,193,000 was allocated to goodwill and other purchased intangible assets.

As a result of the Merger, $76,858,000 relating to in-process research and development ("IPR&D") was expensed in the first quarter of 2001. The one-time write-off of IPR&D related to four technology projects that were in development, had not reached technological feasibility, had no alternative future use and for which successful development was uncertain. One of the projects was completed in 2002. There have been no significant developments subsequent to the Merger related to the current status of any of the three remaining IPR&D projects that would result in material changes to the assumptions or resulting valuation performed at the time of the Merger. Development of IPR&D projects continues and while the timing of completion of these projects may vary due to the highly regulated and technical nature of our products, current estimates remain materially consistent with our initial estimates.

Acquisition of Immediate Response Mobile Analysis (IRMA) On September 30, 2003, we completed an asset purchase of the Immediate Response Mobile Analysis, or IRMA, point-of-care blood analysis system product line from Diametrics Medical, Inc. ("Diametrics"). We paid approximately $5.2 million in cash and assumed trade payables. The purchase price was allocated based on the fair value of assets acquired as determined by an independent valuation firm as follows (in thousands):

		Life
Working capital	$1,034	
Property, plant and equipment	2,492	3–10 years
Core technology	331	10 years
Existing developed technology	1,058	10 years
Patents	317	17 years
Other intangibles	143	7–17 years
In-process research and development	220	Expensed in 2003
Acquisition costs	(395)	
Consideration paid	$5,200	

There was no goodwill recorded with the transaction. As a result of the acquisition, $220,000 relating to in-process research and development was expensed in the fourth quarter of 2003.

On a pro-forma basis, consolidating historical financial information of Thoratec and the IRMA product line and making pro forma consolidation adjustments, as if the acquisition had occurred on December 30, 2001, unaudited pro forma revenue for 2002 and 2003 would have been $143.2 million and $154.8 million respectively. On the same basis, 2002 net loss and loss per share would have been $0.4 million and $0.01 respectively, and 2003 net loss and loss per share would have been approximately $2.7 million and $0.05 respectively.

3. INVESTMENTS

Our investments are considered available-for-sale investments in the accompanying balance sheet and are carried at fair value with the difference between cost and fair value, net of related tax effects, recorded as a separate component of accumulated other comprehensive income. We classify investments that mature in less than one year of the purchase date as short-term investments. Investments that mature greater than one year from the purchase date are classified as long-term investments. At the end of 2003 and 2002, we had no investments with maturities greater than two years from the date of purchase.

The aggregate market value, cost basis and gross unrealized gains and losses of short-term and long-term available-for-sale investments for 2003 and 2002 by major security type are as follows (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
As of Fiscal Year 2003:				
Long-term investments:				
Corporate bonds	$37,095	$105	$(19)	$37,181
US government obligations	4,000	—	(2)	3,998
	$41,095	$105	$(21)	$41,179
As of Fiscal Year 2002:				
Short-term investments:				
Corporate bonds	$ 3,438	$ 1	$ —	$ 3,439
Long-term investments:				
Corporate bonds	29,834	218	(1)	30,051
	$33,272	$219	$ (1)	$33,490

The contractual maturities of available-for-sale investments as of January 3, 2004 and December 28, 2002, regardless of the consolidated balance sheet classifications, are as follows (in thousands):

	Amortized Cost	Fair Value
As of Fiscal Year 2003		
Due within one year	$23,790	$23,876
Due after one year through two years	17,305	17,303
	$41,095	$41,179
As of Fiscal Year 2002		
Due within one year	$11,879	$11,922
Due after one year through two years	21,393	21,568
	$33,272	$33,490

The cost of available-for-sale investments that are sold is based on specific identification in determining recorded realized gains and losses. In 2003 and 2002 there were no significant gains or losses recorded.

4. INVENTORIES

Inventories consist of the following (in thousands):

	As of Fiscal Year 2003	2002
Finished goods	$15,504	$14,692
Work-in-process	9,089	6,645
Raw materials	11,824	17,498
Total	$36,417	$38,835

5. FINANCIAL INSTRUMENTS

In 2003 we initiated a foreign currency exchange risk management program principally designed to mitigate the change in value of assets and liabilities that are denominated in non-functional currencies. Forward foreign exchange contracts that generally have terms of three months or less are used to hedge these non-functional currency exposures. The derivatives used in the foreign currency exchange risk management program are not designated as cash flow or fair value hedges under SFAS No. 133, "Accounting for Derivative Investments and Hedging Activities." These contracts are recorded on the balance sheet at fair value in current assets. Changes in the fair value of the contracts and of the underlying exposures being hedged are included in Interest and Other Income—Net. As of the end of fiscal year 2003, the notional value of outstanding contracts was $4.3 million and their fair value was negligible.

6. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following (in thousands):

	As of Fiscal Year 2003	2002
Land	$ 341	$ 341
Building	2,445	2,445
Building lease	2,285	2,285
Equipment	34,606	28,897
Rental equipment	6,493	6,095
Leasehold improvements	11,853	9,292
Total	58,023	49,355
Accumulated depreciation and amortization	(29,531)	(24,640)
	$28,492	$24,715

Depreciation expense in 2003, 2002 and 2001 was $5,717,000, $5,187,000 and $4,523,000, respectively.

7. COMMITMENTS AND CONTINGENCIES

Leases We lease manufacturing, office, research facilities and equipment under various operating lease agreements. Future minimum lease payments as of the end of 2003 are noted below (in thousands):

Fiscal year:	
2004	$ 2,542
2005	2,451
2006	2,452
2007	2,438
2008	2,106
Thereafter	10,176
Total	$22,165

Rent expense for all operating leases was $2,149,000 in 2003, $1,808,000 in 2002 and $1,778,000 in 2001.

Commitments We had various purchase order commitments totaling approximately $10,162,000 and $11,032,000 as of the end of fiscal years 2003 and 2002, respectively.

Contingencies We are involved in various other litigation matters in the normal course of business. We believe that the ultimate resolution of these matters will not have a material effect on our financial position or results of operations.

8. SUBORDINATED CONVERTIBLE DEBENTURES

On March 11, 2002 we completed the redemption of our outstanding subordinated convertible debentures using restricted cash, cash and cash equivalents of approximately $54,800,000. Loss in the amount of $515,000 and a tax benefit of $206,000 was recorded on the date of the redemption related to the write-off of the capitalized debt issuance costs. Restricted cash had been pledged as collateral for a letter of credit guarantee to Thermo Electron related to Thermo Electron's guarantee of our subordinated debentures. As a result of the redemption, the letter of credit guarantee to Thermo Electron was extinguished.

9. COMMON AND PREFERRED STOCK

We have authorized 100,000,000 no par common shares, and 2,500,000 shares of preferred stock, of which 540,541 shares have been designated Series A and 500,000 shares designated Series B.

The Series A preferred stock is entitled to cumulative annual dividends of $1.30 per share and has a liquidation preference of $9.25 per share plus cumulative unpaid dividends. We may redeem the Series A preferred stock at any time for our liquidation preference. Each share of preferred stock is convertible into one-third of a share of common stock, after adjusting for earned but unpaid dividends. At January 3, 2004, no shares of Series A preferred stock were outstanding.

The Series B preferred stock is senior to the Series A in all preferences. Series B is entitled to cumulative annual dividends of $0.96 per share and has a liquidation preference of $8.00 per share plus cumulative unpaid dividends. The Series B preferred stock is redeemable by us five years after its issuance for $8.00 per share plus cumulative unpaid dividends. Each share of Series B preferred stock is convertible at any time into three and one-third shares of common stock and has certain anti-dilution provisions. Series B preferred vote on an as-converted basis. At January 3, 2004, no shares of Series B preferred stock were outstanding.

On May 2, 2002, we adopted a shareholder rights plan, which we call the Rights Plan. Under the Rights Plan, we distributed one purchase right for each share of common stock outstanding at the close of business on May 17, 2002. If a person or group acquires 15% or more of our common stock in a transaction not pre-approved by our Board of Directors, each right will entitle its holder, other than the acquirer, to buy our common stock at 50% of its market value for the right's then current exercise price (initially $70.00). In addition, if an unapproved party acquires more than 15% of our common stock, and our Company or our business is later acquired by the unapproved party or in a transaction in which all shareholders are not treated alike, shareholders with unexercised rights, other than the unapproved party, will be entitled to purchase common stock of the merger party or asset buyer with a value of twice the exercise price of the rights. Each right also becomes exercisable for one one-thousandth of a share of our Series RP preferred stock at the right's then current exercise price ten days after an unapproved third party makes, or announces an intention to make, a tender offer or exchange offer that, if completed, would result in the unapproved party acquiring 15% or more of our common stock. Our Board of Directors may redeem the rights for a nominal amount before an event that causes the rights to become exercisable. The rights will expire on May 2, 2012.

In connection with the Rights Plan, we designated 100,000 no par shares of Series RP preferred stock. These shares, if issued, will be entitled to receive quarterly dividends and liquidation preferences. There are no shares of Series RP preferred stock issued and outstanding and we do not anticipate issuing any shares of Series RP preferred stock except as may be required under the Rights Plan.

We filed a Registration Statement on Form S-3 with the SEC to register for sale 1,055,000 newly issued shares of our common stock and 5,945,000 shares held by selling shareholders, of which 5,825,000 shares were held by Thermo Electron. This Registration Statement became effective February 12, 2002, and all of the registered shares were subsequently sold. We received $15,335,000, net of underwriting discounts, fees and other expenses of the offering, from the sale of the 1,055,000 newly issued shares. In addition, the underwriters exercised a 30-day option to purchase from Thermo Electron 1,050,000 shares of common stock to cover any over-allotments. We received no proceeds from the sale of these over-allotment shares.

10. STOCK-BASED COMPENSATION

Restricted Common Stock In 2001, an award of 250,000 shares of restricted common stock was made to one of our executive officers under our 1997 Stock Option Plan. This award was valued at $4,140,000, recorded as deferred compensation and is being amortized over the restriction lapse period. In 2002, a similar award of 50,000 shares was made to another of our executive officers. This award was valued at $328,000, was recorded as deferred compensation and is being amortized over the restriction lapse period. As of the end of fiscal 2003, none of the restrictions on these shares have lapsed.

Stock Option Plans Pursuant to the terms of the Thoratec and TCA Merger agreement, all TCA stock-based compensation plans were assumed by Thoratec effective February 14, 2001. There were no grants under any of TCA's plans during 2003, 2002 or 2001. Moreover, all outstanding options and restrictions on past TCA grants were accelerated and became fully vested as of the Merger date of February 14, 2001 and were converted to 971,222 of our common stock options at the Merger conversion ratio of 0.835 to 1. Although assumed by Thoratec, the TCA stock options remain exercisable upon the same terms and conditions as under the TCA stock option plan pursuant to which it was granted and the applicable option agreement.

In 1993, our Board of Directors approved the 1993 Stock Option Plan ("1993 SOP"), which permits us to grant options to purchase up to 666,667 shares of common stock. No options were granted under this plan in 2003 or 2002.

In 1996, the Directors adopted the 1996 Stock Option Plan ("1996 SOP") and the 1996 Non-employee Directors Stock Option Plan ("Directors Option Plan"). The 1996 SOP consists of two parts. Part One permits us to grant options to purchase up to 500,000 shares of common stock. During both 2003 and 2002 no options were granted at fair market value under Part One of the 1996 SOP. Part Two related to the Chief Executive Officer ("CEO") and permitted us to grant non-qualified options to the CEO to purchase up to 333,333 shares of common stock, which were granted in 1996. The Directors Option Plan, as amended, permits us to grant up to 550,000 shares and provides for an initial grant to a Director to purchase 15,000 shares upon appointment to the Board , and annual grants thereafter to purchase 7,500 shares (granted in four equal installments). Provisions also include immediate vesting of both initial and annual grants and a five year life on the options. In addition, the plan administrator has been provided with the discretion to impose any repurchase rights in our favor on any optionee. We currently have seven non-employee directors, each of whom is eligible to participate in the Directors Option Plan. There were 61,875 and 45,000 options granted in 2003 and 2002, respectively, at fair market value under the Directors Option Plan.

In 1997, the Directors adopted the 1997 Stock Option Plan ("1997 SOP"). The 1997 SOP was amended by approval of a vote of our shareholders in February 2001, amended by the Board of Directors in December 2001, and amended again by approval of a vote of our shareholders in May 2003. The 1997 SOP allows us to grant up to 13,700,000 shares of stock in the form of stock options, restricted stock awards, and stock bonuses. During 2003 and 2002, 2,240,673 options and 2,780,200 options, respectively, were granted at fair market value under this plan. During 2003 and 2002, no shares and 50,000 shares, respectively, were granted as restricted stock awards under this plan.

We have four common stock option plans with options still outstanding at January 3, 2004. Options may be granted by the Board of Directors at the fair market value on the date of grant and generally become exercisable within five years of grant and expire between five and ten years from the date of grant. At the end of 2003, options to purchase 4,211,966 common shares remain available for grant under all the plans.

Stock option activity is summarized as follows (in thousands, except per share data):

	Number of Options	Weighted Average Exercise Price
Outstanding at fiscal year end 2000 (977 exercisable at $15.72 weighted average price per share)	977	$15.72
Granted ($5.22 weighted average fair value per share)	2,817	11.02
Cancelled and expired	(527)	12.35
Exercised	(1,378)	8.04
Options assumed during Merger	3,696	8.09
Outstanding at fiscal year end 2001 (2,615 exercisable at $9.99 weighted average price per share)	5,585	10.51
Granted ($9.45 weighted average fair value per share)	2,825	13.31
Cancelled and expired	(582)	13.19
Exercised	(93)	8.90
Outstanding at fiscal year end 2002 (3,392 exercisable at $9.94 weighted average price per share)	7,735	$11.36
Granted ($6.57 weighted average fair value per share)	2,302	12.74
Cancelled and expired	(801)	13.51
Exercised	(1,082)	8.74
Outstanding at fiscal year end 2003 (3,566 exercisable at $10.76 weighted average price per share)	8,154	$11.88

In conjunction with the Merger, 887,621 options of the 3,696,000 Thoratec options assumed as a result of the Merger became fully vested pursuant to existing change of control agreements. This acceleration of vesting was provided in the terms of the original Thoratec grants. Of the options that accelerated, agreements involving substantially all of the underlying shares were entered into whereby certain option holders agreed not to sell or transfer any of their shares for a period of up to 18 months and to remain employed with us for a period of 12 months after the effective date of the Merger. In exchange, the options holders received cash payments totaling $810,000 on the one-year anniversary of the Merger.

In addition, all options to purchase TCA shares that were outstanding at the date of the Merger were exchanged for options to purchase 971,222 Thoratec shares and became fully vested as of the Merger date. This acceleration of vesting was provided for in the terms of the underlying TCA grants.

Options outstanding as of the end of 2003 are summarized as follows:

	Options Outstanding			Options Exercisable	
Exercise Price Range	Number Outstanding	Weighted Average Remaining Contractual Life (In Years)	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
$ 4.38–$ 6.38	927,252	5.76	$ 5.69	693,245	$ 5.68
6.40– 8.78	1,167,527	7.14	8.31	586,858	8.16
8.81– 11.97	2,127,879	6.87	9.91	1,243,573	9.98
11.98– 15.48	1,751,690	8.43	14.10	382,871	14.17
15.55– 17.77	2,005,391	8.04	15.96	538,082	16.09
17.80– 20.85	113,625	6.77	19.09	61,198	19.24
29.40– 33.05	60,516	2.89	32.35	60,516	32.35
$ 4.38–$33.05	8,153,880	7.37	$11.88	3,566,343	$10.76

Employee Stock Purchase Plan In May 2002, our shareholders approved the Company's Employee Stock Purchase Plan ("ESPP") under which 500,000 shares of common stock had been reserved for issuance. In addition, the ESPP provides for an annual increase of up to 250,000 shares in the total number of shares available for issuance under the ESPP on March 1 of each year. No increase in shares available for issuance under the ESPP was made during 2003. Eligible employees may purchase a limited number of shares of the Company's stock at 85% of the lower of the market value at the offering date or market value on the purchase date. Approximately 123,000 shares of common stock were issued in 2003 for $1,100,000. No shares of common stock were issued under this plan in 2002. As of the end of fiscal year 2003, approximately 377,000 shares are available for issuance under this plan.

11. RELATED PARTIES

Corporate Service Agreement We had a corporate services agreement with Thermo Electron, which terminated upon completion of the Merger in 2001. Thermo Electron's corporate staff provided to us certain administrative and financial services. We paid Thermo Electron an annual amount equal to 0.8% of our revenues for these services. In addition, we incurred direct charges that Thermo Electron paid directly on our behalf. Included in the 2001 statement of operations is $124,000 of expense for these administrative and financial services and direct charges.

Operating Leases We subleased manufacturing, office and research facilities from Thermedics Inc. in connection with the development and manufacturing of our VADs in Woburn, Massachusetts. Thermedics was a division ofThermo Electron until November 21, 2001 when it was divested by Thermo Electron and became an unrelated third party. We were charged for actual square footage occupied at approximately the same rent paid per square foot by Thermedics under its lease. The accompanying statements of income include expenses from the sublease when Thermedics was owned by Thermo Electron of $193,600 in 2001.

Purchases We purchased metal fabrication products and services from Tecomet, Inc. in connection with the manufacture of the ventricular-assist products we sell. Tecomet was a division of Thermo Electron until November 15, 2001 when it was sold by Thermo Electron to an unrelated third party. We paid $2,931,000 to Tecomet for product purchases in 2001, and continue to purchase products from Tecomet, Inc. under substantially the same terms and conditions.

12. TAXES ON INCOME

The provisions for income tax expenses (benefits) are as follows (in thousands):

	For Fiscal Year Ended 2003	2002	2001
Current:			
Federal	$ 232	$ 661	$ —
State	873	1,103	420
Foreign	13	14	—
	1,118	1,778	420
Deferred:			
Federal	(2,175)	(930)	(2,915)
State	(764)	(465)	662
Foreign	427	—	—
	(2,512)	(1,395)	(2,253)
Total provision before valuation allowance	(1,394)	383	(1,833)
Reduction of valuation allowance	—	—	(1,492)
Total provision	$(1,394)	$ 383	$(3,325)

The provision for income taxes in the accompanying statements of operations differs from the provision calculated by applying the U.S. federal statutory income tax rate of 35% to income before provision for income taxes due to the following (in thousands):

	For Fiscal Year Ended					
	2003		2002		2001	
U.S. federal statutory income tax expense (benefit)	$(1,251)	35.0%	$313	35.0%	$(31,916)	(35.0)%
State income tax expense (benefit), net of federal tax expense (benefit)	(126)	3.5	177	19.8	(794)	(0.9)
Non-deductible amortization of goodwill	—	—	—	—	1,524	1.7
Non-deductible acquired IPR&D	77	(2.2)	—	—	26,900	29.5
Non-deductible merger expenses	—	—	—	—	175	0.2
Export benefits	(166)	4.6	(334)	(37.3)	(50)	(0.1)
Federal research and development credits	(177)	4.9	(118)	(13.2)	(100)	(0.1)
Non-deductible amortization of deferred compensation	68	(1.9)	101	11.3	82	0.1
Meals and entertainment	105	(2.9)	101	11.3	63	0.1
Expiration of net operating losses	—	—	154	17.2	154	0.2
Foreign earnings permanently reinvested	(72)	2.0				
Other	148	(4.0)	(11)	(1.3)	637	0.7
	$(1,394)	39.0%	$383	42.8%	$ (3,325)	(3.6)%

Deferred income taxes reflect the net tax effects of: (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating loss and tax credits carryforwards.

Significant components of our net deferred taxes are as follows (in thousands):

	As of Fiscal Year 2003	2002
Deferred tax assets:		
Write-off of acquired technology	$ 1,043	$ 1,173
Reserves and accruals	2,265	1,895
Depreciation and amortization	368	1,536
Inventory basis difference	2,621	2,196
Research and development credit carryforwards	2,324	1,997
Net operating loss carryovers	5,570	8,339
Other, net	322	290
Total deferred tax assets	14,513	17,426
Deferred tax liabilities:		
Purchased intangibles	(65,845)	(74,081)
Net deferred tax liabilities	$(51,332)	$(56,655)

At the end of 2003, we had recognized a benefit of $72,000 related to $1.4 million of foreign earnings considered to be permanently invested in operations outside the United States.

At the end of 2003, we had federal, state and foreign net operating loss ("NOL") carryforwards of approximately $15.6 million, $2.0 million and $2.8 million, respectively, which expire from 2011 through 2021. The foreign NOL has no expiration date and will be treated as a post acquisition purchase price adjustment when utilized. Use of $0.9 million of the federal NOL carryforwards, which arose prior to a greater than 50% change in ownership in 1992, is limited to approximately $0.4 million per year.

At the end of 2003, we had available carryforward research and experimentation tax credits for federal and state income tax purposes of approximately $1.7 million and $0.6 million, respectively. Federal tax credit carryforwards expire from 2009 through 2023. State tax credits carry forward indefinitely.

The federal and state provisions do not reflect the tax savings resulting from reductions associated with our various stock option plans. These savings were $2.1 million, $0.3 million and $5.4 million in 2003, 2002 and 2001, respectively.

13. ENTERPRISE AND RELATED GEOGRAPHIC INFORMATION

We organize and manage our business by functional operating entities. Our functional entities operate in two segments: (1) Cardiovascular and (2) ITC. The Cardiovascular segment develops, manufactures and markets proprietary medical devices used for circulatory support and vascular graft applications. The ITC segment designs, develops, manufactures and markets point-of-care diagnostic test systems. The 2001 financial information presented herein includes the financial results of TCA's segments for the entire fiscal year and the financial results of Thoratec's Cardiovascular segment only for the post-merger period from February 14, 2001 through December 29, 2001.

BUSINESS SEGMENTS (in thousands):

	For the Fiscal Years Ended 2003	2002	2001
Product sales:			
Cardiovascular	$ 94,382	$ 84,442	$ 71,809
ITC	55,534	46,402	41,575
Total product sales	$149,916	$130,844	$113,384
Income (loss) before income taxes:			
Cardiovascular	$ 13,604	$ 8,392	$ (177)
ITC	10,586	9,680	8,953
Corporate	(5,931)	(5,016)	(2,660)
Amortization of goodwill and purchased intangibles	(12,333)	(12,384)	(15,674)
In-process research and development	(220)	—	(76,858)
Impairment of intangible asset	(8,987)	—	—
Legal settlement, merger, restructuring and other costs	(2,132)	(1,409)	(7,134)
Total operating loss	(5,413)	(737)	(93,550)
Interest and other income, net	1,837	1,631	2,359
Total income (loss) before taxes	$ (3,576)	$ 894	$ (91,191)
Total assets:			
Cardiovascular	$ 67,607	$ 71,234	$ 57,299
ITC	29,881	23,464	19,883
Corporate	117,713	92,960	159,242
Goodwill and purchased intangible assets	260,930	280,774	293,817
Total assets	$476,131	$468,432	$530,241
Depreciation and amortization:			
Cardiovascular	$ 6,508	$ 4,766	$ 3,634
ITC	1,178	1,074	1,214
Amortization of goodwill and purchased intangible assets	12,333	12,384	15,674
Total depreciation and amortization	$ 20,019	$ 18,224	$ 20,522
Capital expenditures:			
Cardiovascular	$ 4,785	$ 6,321	$ 6,789
ITC	4,634	1,207	1,158
Total capital expenditures	$ 9,419	$ 7,528	$ 7,947

Corporate primarily represents general and administrative items not specifically allocated to any particular business segment.

2003 ITC capital expenditures include $2,493 of property, plant and equipment acquired through our acquisition of the IRMA product line.

GEOGRAPHIC AREAS (in thousands):

	For the Fiscal Years Ended		
	2003	2002	2001
Product Sales:			
Domestic	$121,831	$106,983	$ 90,678
Europe	18,433	15,188	13,000
All other international	9,652	8,673	9,706
Total international	28,085	23,861	22,706
Total	$149,916	$130,844	$113,384

14. RETIREMENT SAVINGS PLAN

Substantially all of our full-time employees are eligible to participate in a 401(k) retirement savings plan. As of the date of the Merger and continuing through June 30, 2001, two retirement savings plans were in effect, representing the pre-merger plan of Thoratec and a new plan set in place as of the Merger date. Prior to February 14, 2001, TCA participated in Thermo Electron's retirement savings plan. Effective July 1, 2001, the two plans were combined into a new savings plan (the "Retirement Plan"). Under the Retirement Plan, employees may elect to contribute up to 25% of their eligible compensation to the Retirement Plan with Thoratec making discretionary matching contributions, subject to certain IRS limitations. In 2003, 2002 and 2001 our match was 50%, up to the first 6% of eligible employee plan compensation. Employees vest under the Retirement Plan at the rate of 25% per year, with full vesting after four years of service with us. For 2003, 2002 and 2001, we made contributions to the Retirement Plan of approximately $827,000, $806,000 and $674,000, respectively.

15. LEGAL SETTLEMENT, MERGER, RESTRUCTURING AND OTHER COSTS

During 2003, 2002 and 2001, the following legal settlement, merger, restructuring and other costs were recorded in expense (in thousands):

	For the Fiscal Years Ended		
	2003	2002	2001
Legal Settlement	$2,256	$ —	$ —
Merger	—	356	5,326
Restructuring	(118)	524	1,093
Other	(6)	529	715
Total	$2,132	$1,409	$7,134

Legal Settlement In October 2003, a patent infringement claim was filed against the Company by Bodycote Materials Testing Canada, Inc. and David C. MacGregor, M.D. related to materials used in the HeartMate LVAS. On February 3, 2004 the Company settled the claim and recorded a charge of $2.3 million in the fourth quarter of 2003 for the settlement and related legal costs.

Merger Costs All Merger activities and related expenses were completed in the third quarter of 2002. Merger costs recorded during 2002 and 2001 consisted principally of employee severance, pre-merger employee retention costs, and outside consulting, accounting and legal expenses associated with the Merger. Early in 2000, Thermo Electron announced its intent to sell TCA. In conjunction with this announcement, TCA put in place an employee retention plan, which offered a bonus to certain key employees to continue employment with TCA through the completion of the sale of the company. Upon closure of the Merger, certain Thoratec executives' stock options accelerated according to their terms. In exchange for a waiver of their rights to immediately exercise these options and to sell the related stock, we put in place a bonus plan to serve as compensation to these executives for that waiver.

The following table reflects the activity in accrued merger costs for 2002 (in thousands):

	2002
Accrued Merger Costs:	
Beginning balance	$472
Add:	
Accruals pursuant to executive waiver agreement	337
Less:	
Payments pursuant to executive waiver agreement	(809)
Ending balance	$ —

Certain merger costs were recorded directly to expense and did not pass through accrued merger costs. These expenses consisted primarily of legal, audit, consulting and other professional fees related to the Merger and totaled $19,000 for 2002. All of these expenses have been paid.

Restructuring Costs In June 2001, we initiated a restructuring plan (the "Restructuring Plan") to consolidate all of our VAD manufacturing operations to our facilities in Pleasanton, California. This plan required the closure of our Chelmsford, Massachusetts office and research facility and the relocation of the Woburn, Massachusetts manufacturing operations. We continue to perform some marketing, research and development, and administrative functions at the Woburn facility. We notified the affected employees during the second quarter of 2001, both through direct personal contact and written notification. The Chelmsford facility was closed in February 2002 and all relocation activities were completed under the Restructuring Plan in the first quarter of 2003. In February 2003, the FDA inspected the Pleasanton facility related to the relocation of the manufacturing operations and we received FDA approval to begin manufacturing our HeartMate product line in Pleasanton in April of 2003. Through the completion date of the Restructuring Plan in April 2003, we have recorded $1,495,000 of restructuring charges in accordance with Emerging Issues Task Force 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity" and Staff Accounting Bulletin 100, "Restructuring and Impairment Charges." These charges represent estimated employee severance costs and stock option acceleration charges. As of the completion date of the Restructuring Plan, we have paid approximately $1,297,000 in severance payments to 78 employees. The following is a summary of our accrued restructuring costs activity in 2003 and 2002 (in thousands):

	Fiscal Year	
	2003	2002
Accrued Restructuring Costs:		
Beginning balance	$679	$863
Employee severance accrual	—	425
Reduction of severance accrual	(122)	—
Payments of employee severance	(557)	(609)
Ending balance	$ —	$679

In addition to the employee severance costs, estimated restructuring costs includes expense related to the acceleration of stock options granted to employees who have been or will be terminated under the Restructuring Plan. In the fiscal years ended 2003 and 2002, $4,000 and $99,000, respectively, of stock options acceleration expense was recorded.

Other Costs Other costs of $529,000 were incurred in the fourth quarter of 2002 related to the termination of a European distribution agreement. In the first quarter of 2003 $523,000 of this amount was paid. The remaining $6,000 of the original accrual was reversed from expense in the second quarter of 2003 as an adjustment to estimated settlement costs.

Other costs of $715,000 were incurred in the third quarter of 2001 related to the events of September 11, 2001. As of December 29, 2001, the total amount of these costs have been paid.

16. EARNINGS (LOSS) PER SHARE

Although Thoratec is the surviving legal entity after the Merger, the Merger is treated as an acquisition of Thoratec by TCA for accounting and financial reporting purposes. The weighted average number of common shares previously reported by TCA has been adjusted for all periods to reflect the exchange ratio of 0.835 to 1.

Basic earnings (loss) per share are computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Options to purchase 3,257,000, 4,165,000 and 5,585,000 shares of common stock were not included in the computations of diluted earnings and losses per share for 2003, 2002 and 2001, respectively, as their inclusion would be antidilutive. In addition, the computation of diluted earnings per share for all years presented excluded the effect of assuming the conversion of our 4.75% subordinated convertible debentures, convertible at $37.62 per share, because their effect would have been antidilutive.

Basic and diluted earnings (loss) per share were calculated as follows (in thousands, except per share data):

	2003	2002	2001
Net income (loss)	$(2,182)	$ 511	$(87,866)
Weighted average number of common shares—Basic	55,583	56,184	52,336
Dilutive effect of stock-based compensation plans	—	578	—
Weighted average number of common shares—Diluted	55,583	56,762	52,336
Basic and diluted earnings (loss) per common share	$ (0.04)	$ 0.01	$ (1.68)

17. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of our unaudited quarterly results of operations for the fiscal years 2003 and 2002:

	First	Second	Third	Fourth
	(In thousands, except per share data)			
Fiscal Year 2003				
Product sales	$36,062	$36,156	$35,250	$42,448
Gross profit	21,171	21,505	20,994	25,078
Net income (loss)	1,418	1,023	887	(5,510)
Basic and diluted earnings (loss) per share	$ 0.03	$ 0.02	$ 0.02	$ (0.10)
Fiscal Year 2002				
Product sales	$29,639	$31,034	$31,105	$39,066
Gross profit	16,475	17,753	18,050	23,442
Net income (loss)	(1,758)	(556)	237	2,588
Basic and diluted earnings (loss) per share	$ (0.03)	$ (0.01)	$ 0.00	$ 0.05

The fourth quarter of 2003 included charges of $2.3 million relating to a settlement of a patent infringement claim and $9.0 million to write off purchased intangibles both of which are described in Note 18.

18. SUBSEQUENT EVENTS

In October 2003, a patent infringement claim was filed against the Company by Bodycote Materials Testing Canada, Inc. and David C. MacGregor, M.D. related to materials used in the HeartMate LVAS. On February 3, 2004 the Company settled the claim and recorded a charge of $2.3 million in the fourth quarter of 2003 for the settlement and related legal costs.

Subsequent to year-end, the Company completed its assessment of the final results from its feasibility clinical trial for the Aria CABG graft which was ongoing through fiscal 2003. Based on the clinical trial results, the Company determined that it will not devote additional resources to the development of the Aria graft. Upon the decision to discontinue product development, the Company recorded an impairment charge of $9.0 million as of January 3, 2004 to write off purchased intangible assets related to the Aria graft, which were recorded as a result of the Merger.

On February 11, 2004 the company announced that the board of directors authorized a stock repurchase program under which Thoratec common stock with a market value of up to $25 million may be acquired in the open market or in privately negotiated transactions. The number of shares to be purchased and the timing of such activity will be dependent on several conditions, including the price of Thoratec stock, general market conditions and other factors. As of the end of fiscal 2003, Thoratec had approximately 56 million shares outstanding. The purchases will be funded from available cash and cash equivalents. The stock repurchase program will be effective immediately and purchases may continue until the authorized limit is reached or the Company discontinues the program. Through March 12, 2004, we have repurchased 465,000 shares at an average price of $13.25 per share for an aggregate outlay of $6.2 million including 250,000 shares purchased from Thermo Electron Corporation in a privately arranged transaction executed through a third party broker at the then current market price.

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of Thoratec Corporation:

We have audited the accompanying consolidated balance sheets of Thoratec Corporation and subsidiaries as of January 3, 2004 and December 28, 2002 and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity and cash flows for the years ended January 3, 2004, December 28, 2002 and December 29, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Thoratec Corporation and subsidiaries as of January 3, 2004 and December 28, 2002 and the results of their operations and their cash flows for the years ended January 3, 2004, December 28, 2002 and December 29, 2001 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

Deloitte + Touche LLP

San Francisco, California
March 12, 2004

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is traded on the NASDAQ National Market under the symbol "THOR." The following table sets forth, for the periods indicated, the high and low closing sales price per share of our common stock, as reported by the NASDAQ National Market. As of March 12, there were 55,849,935 shares of our common stock outstanding with approximately 850 holders of record, including multiple beneficial holders at depositories, banks, and brokerages listed as a single holder in the "street" name of each respective depository, bank, or broker.

	High	Low
Fiscal Year 2001		
First Quarter	$12.88	$ 7.09
Second Quarter	15.55	6.56
Third Quarter	20.02	13.77
Fourth Quarter	$20.85	$15.67
Fiscal Year 2002		
First Quarter	$19.35	$10.24
Second Quarter	11.46	7.80
Third Quarter	8.24	5.55
Fourth Quarter	$ 9.65	$ 6.40
Fiscal Year 2003		
First Quarter	$12.21	$ 7.63
Second Quarter	14.44	11.45
Third Quarter	19.23	13.74
Fourth Quarter	$16.99	$12.35

We have not declared or paid any dividends on our common stock and we do not anticipate doing so in the foreseeable future.

FORWARD-LOOKING STATEMENTS

This Annual Report includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Our actual results could differ materially from those discussed in, or implied by, these forward-looking statements. Forward-looking statements are identified by words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may", "hope" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Forward-looking statements include, but are not necessarily limited to, those relating to:

- our ability to obtain and maintain regulatory approval of our products in the United States and internationally;
- results and timing of our clinical trials;
- reimbursement policies and decisions by government agencies and third party payors;
- the other competing therapies that may currently, or in the future, be available to heart failure patients;
- our plans to develop and market new products; and
- our ability to improve our financial performance.

Factors that could cause actual results or conditions to differ from those anticipated by these and other forward-looking statements include those more fully described under the heading "Risk Factors" in our 10-K for the fiscal year ended January 3, 2004 and in other documents we file with the Securities and Exchange Commission. We are not obligated to update or revise these forward-looking statements to reflect new events or circumstances.

You should assume that the information appearing in this Annual Report is accurate only as of the date hereof. Our business, financial condition, results of operations and prospects may have changed since that date.

CORPORATE DIRECTORY

EXECUTIVE OFFICERS

D. Keith Grossman
President, Chief Executive Officer and Director

M. Wayne Boylston
Senior Vice President, Chief Financial Officer and Secretary

Lawrence Cohen
President,
International Technidyne Corporation

Jeffrey W. Nelson
President,
Cardiovascular Division

BOARD OF DIRECTORS

J. Donald Hill, M.D.
Chairman of the Board,
Thoratec Corporation
Clinical Professor,
University of California San Francisco
San Francisco, California

Howard E. Chase
President,
The Hollandbrook Group, L.L.C.
Somerset, New Jersey

J. Daniel Cole
General Partner,
Spray Venture Fund
Boston, Massachusetts

Neil Dimick
Executive Vice President and Chief Financial Officer
AmerisourceBergen Corporation, Retired
Laguna Hills, California

D. Keith Grossman
President, Chief Executive Officer

William M. Hitchcock
President,
Avalon Financial, Inc.
Houston, Texas

George W. Holbrook, Jr.
Managing Partner,
Bradley Resources Company
Southport, Connecticut

Daniel M. Mulvena
Founder and Owner,
Commodore Associates
Marblehead, Massachusetts

GENERAL COUNSEL

David A. Lehman
Vice President & General Counsel

PUBLIC ACCOUNTING FIRM

Deloitte & Touche LLP
San Francisco, California

STOCK TRANSFER AGENT

Computershare Investor Services
350 Indiana Street, Suite 800
Golden, Colorado 80401

ADDITIONAL INFORMATION

For more information, please write to:
Corporate Secretary
Thoratec Corporation
6035 Stoneridge Drive
Pleasanton, California 94588
www.thoratec.com

ANNUAL MEETING

The Company's annual meeting of shareholders will be held at 9:00 A.M. May 21, 2004.

TRADEMARKS

Thoratec, the Thoratec logo, Thoralon, TLC-II, HeartMate, HeartPak and *Vectra* are registered trademarks, and Aria, Heart Hope and IVAD are trademarks of Thoratec Corporation.

HEMOCHRON, ProTime, Surgicutt, Tenderlett, tenderfoot and IRMA are registered trademarks and TRUpoint is a trademark of International Technidyne Corporation.

DESIGN: HEINEY & CRAIG, INC. SAN FRANCISCO

THORATEC CORPORATION
6035 STONERIDGE DRIVE
PLEASANTON, CA 94588
TEL 925.847.8600
FAX 925.847.8574
WWW.THORATEC.COM

THORATEC
CORPORATION